As filed with the Securities and Exchange Commission on May 9, 2008

Registration No. 333-147953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA BIO ENERGY HOLDING GROUP CO., LTD

Delaware	5172	65-0854589
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
Incorporation or Organization)	Classification Code Number)

Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, PRC 710043
+86 29 8320 4383
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

Gao Xincheng
Chief Executive Officer
China Bio Energy Holding Group Co., Ltd.
c/o Xi’an Baorun Industrial Development Co., Ltd.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, PRC 710043
+86 29 8320 4383
(Name, address, including zip code, and telephone number,including area code, of agent for service)

Copies to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Tel. No.: 212-407-4159 Fax No.: 212-407-4990

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.      ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.0001 par value per share	2,631,269	(2)	$4.125	(3)	$10,853,984.63	$333.22	(4)
Common Stock, $.0001 par value per share	212,905	(2)	$4.60	(5)	979,363.00	$38.49	(4)
TOTAL	2,844,174		—		$11,751,172.13	$371.71

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, the shares of common stock offered hereby also include such presently indeterminate number of shares of our common stock as shall be issued by us to the selling shareholders as a result of stock splits, stock dividends or similar transactions.

(2) On December 7, 2007, we filed the registration statement on Form S-1 to register 2,631,269 shares of our common stock being sold by certain of our stockholders. This Amendment No. 2 to Form S-1 registers an additional 212,905 shares of our common stock being sold by certain of our stockholders.

(3) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended based on the average of the bid and asked prices, as reported on the Over the Counter Bulletin Board on November 30, 2007.

(4) Previously paid.

(5) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended based on the average of the bid and asked prices, as reported on the Over the Counter Bulletin Board on April 8, 2008.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

Subject To Completion, Dated May 9, 2008

CHINA BIO ENERGY HOLDING GROUP CO., LTD.

2,844,174 Shares of Common Stock

This prospectus relates to the sale of up to 2,844,174 shares of common stock of China Bio Energy Holding Group Co., Ltd., a Delaware corporation, that may be sold from time to time by the selling stockholders named in this prospectus on page 16 (“Selling Stockholders”). We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders.

The prices at which the Selling Stockholders may sell their shares will be determined by the prevailing market price for the shares or in privately negotiated transactions. Information regarding the Selling Stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

Our common stock is traded in the over-the-counter market and prices are reported on the Over-The-Counter (“OTC”) Bulletin Board under the symbol: “CBEH” The last closing price of our common stock on May 7, 2008 was $4.75. You are urged to obtain current market quotations of our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 6 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is __________, 2008

Table of Contents

PROSPECTUS SUMMARY	2

THE OFFERING	4

SUMMARY CONSOLIDATED FINANCIAL DATA	5

RISK FACTORS	6

NOTE REGARDING FORWARD-LOOKING STATEMENTS	15

USE OF PROCEEDS	15

SELLING STOCKHOLDERS	15

PLAN OF DISTRIBUTION	18

BUSINESS	27

DIRECTORS AND EXECUTIVE OFFICERS	40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	43

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS	44

DESCRIPTION OF CAPITAL STOCK	47

TRANSFER AGENT AND REGISTRAR	49

LEGAL MATTERS	49

EXPERTS	49

WHERE YOU CAN FIND MORE INFORMATION	50

INDEX TO AUDITED FINANCIAL STATEMENTS	F-1

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss later in “Risk Factors,” and our consolidated financial statements and related notes beginning on page F-1. Unless the context requires otherwise, the words “we,” the “Company,” us” and “our” refer to China Bio Energy Holding Group Co., Ltd. and our subsidiaries.

The Company

Overview

We are primarily engaged in two businesses in the People’s Republic of China (“PRC”): the manufacture and distribution of biodiesel products; and the processing and distribution of finished oil products.

Biodiesel is a clean burning alternative fuel formulated exclusively for diesel engines and produced from a variety of feedstocks, such as vegetable oils, animal fats and waste oil. We commenced operations of our new biodiesel facility with an annual production capacity of 100,000 tons in October 2007 .

From our inception in 1999 to 2007, we were primarily engaged in the finished oil products industry. We determined that our established relationships and distribution channel in such industry could serve as a springboard to strategically expand our business to include biodiesel products and provide us with an integrated opportunity for future sales growth. We achieved sales of $4.58 million in the last quarter of 2007 from our new biodiesel facility, representing 6% of our annual sales in 2007. We currently anticipate, assuming our biodiesel facility is fully utilized by the end of this year, that biodiesel sales will represent approximately 30% of our sales for 2008 and approximately 40% of our sales in 2009.

The consumption volume of biodiesel in China is estimated to reach 20 million tons by 2020. Since China’s biodiesel industry is still underdeveloped, we believe the expansion of our business into the biodiesel industry at this time will enable us to achieve an increasing share of this vital market.

Growth Strategy

We currently have a number of initiatives in place to continue to drive our future growth, including the following:

•    Expansion of biodiesel production. We anticipate that our new biodiesel facility will be at full utilization by the end of 2008. Therefore, we plan to increase our biodiesel production capacity within the next two to three years either through construction of a new facility or through acquisitions of other biodiesel facilities.

• Establishment of additional feedstock planting bases. Through agreements with the Bureau of Forestry in Shaanxi Province, we are entitled to the feedstock from five planting bases which, on an annual basis, can provide us with 68,000 tons of raw materials for biodiesel production. In the next 12 months, we plan to add three additional planting bases under similar agreements with such Bureau of Forestry to provide us with an additional 20,000 tons of raw materials for biodiesel production on an annual basis.

• Increased capacity of waste oil recycling. Besides oil plants, we can also use waste oil as raw materials for our biodiesel production. We are the 60% owner of a waste oil recycling center with capacity to collect enough waste oil to produce 43,000 tons of biodiesel on an annual basis. We are in the process of constructing a second waste oil recycling center located in Tongchuan, with the capacity to collect enough waste oil to produce 21,000 tons of biodiesel on an annual basis. We expect this second facility to become operational in May 2008.

• Acquisition of oil extracting plants. We recently acquired three oil extracting plants for initial processing to extract vegetable oil from plant seeds. Accordingly, we now have the use of five oil extracting plants which has increased our biodiesel production capacity from plant oil extraction by 40,000 tons to 68,000 tons on an annual basis.

• Enhancing proprietary technology. We possess the technology and know-how for oil mixing and processing technologies. We also have two utility model patents and three invention patents related to biodiesel. We are committed to continuously improve our technology and manufacturing processes to achieve higher quality and efficiency.

• Importation of oil products. We are in the process of applying for a government license to import oil products from overseas. As China becomes more dependent on imported oil, we believe that an import license will bring us more trading opportunities, expand our customer base and increase our market share.

• Acquisition of additional gas stations. In February 2007 we acquired a gas station located in Xi’an, Shaanxi Province. We plan to acquire several gas stations in the Shaanxi Province over the next three years.  Such acquisitions will enable us to increase the retail  distribution for both our finished oil and biodiesel products.

Corporate Structure

In order to implement an offshore holding company structure to comply with Chinese laws imposing restrictions on foreign ownership in the finished oil products industry in China, we established our current Hong Kong holding company, Baorun China Group Limited (“Baorun Group”), on September 12, 2007. Baorun Group established Redsky Industrial (Xi’an) Co., Ltd. (“Redsky Industrial”), its wholly owned subsidiary in the PRC, on October 15, 2007. As a result, we own 100% of the equity of Redsky Industrial through Baorun Group. We have entered into contractual arrangements with Xi’an Baorun Industrial Co., Ltd. (“Baorun Industrial”) pursuant to which our wholly owned subsidiary, Redsky Industrial, provides technical support and consulting services to Baorun Industrial. In addition, we have entered into agreements with Baorun Industrial and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Baorun Industrial in our financial statements as a variable interest entity pursuant to U.S. GAAP. See “Business — Our Corporate Structure.”

The following diagram illustrates our corporate structure:

Executive Offices

Our executive offices are located at Dongxin Century Square, 7 th Floor, Hi-Tech Development District, Xi’an, Shaanxi Province, PRC 710043.  Our telephone number is 86-29-8320-4383. Our corporate website is www.chinabaorun.com. Information contained on or accessed through our website is not intended to constitute and shall not be deemed to constitute part of this prospectus.

The Offering

Common stock being offered by Selling Stockholders	Up to 2,844,174 shares

OTCBB Symbol	CBEH

Risk Factors
The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 6.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2007, 2006 and, 2005 and our consolidated balance sheet data as of December 31, 2007 and 2006 from the audited consolidated financial statements of our operating subsidiary, Xi’an Baorun Industrial Development Co., Ltd. included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the notes thereto, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,
	2007	2006	2005
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	87,104	54,428	29,217
Cost of goods sold	77,007	48,666	24,843
Gross profit	10,097	5,762	4,374
General and administrative expenses	(1,687)	(356)	(216)
Income from operations	8,411	5,405	4,158
Non-operating income (expenses)
Interest Income (expenses)	(142)	(86)	(16)
Earnings before Income Tax	8,579	5,345	4,142
Provision for Income Tax	-	-	-
Net earnings available to common stockholders	8,579	5,345	4,142

	As of December 31,
	2007	2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	1,382	631
Accounts receivable	289	5,745
Property and equipment, net	8,166	705
Total assets	43,706	20,316
Total Current Liabilities	5,476	6,014
Total Liabilities	5,510	6,076
Total Stockholders’ Equity	38,196	14,240

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our common stock. You should pay particular attention to the fact that we conduct all of our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

Risks Related to Our Business

We rely on a limited number of third party suppliers for our supply of finished oil products and the loss of any such supplier, particularly our largest supplier, could have a material adverse effect on our operations.

We are dependent upon our relationships with third parties for our supply of finished oil products. We have agreements with five major suppliers. These suppliers provided approximately 75% of finished oil products for the fiscal year ended December 31, 2007, with one of the suppliers providing approximately 58%. Should any of these suppliers, and in particular our largest supplier, terminate their supply relationships with us, fail to perform their obligations as agreed, or enter into the finished oil products business in competition with us, we may be unable to procure sufficient amounts of finished oil products to fulfill our customer demand. If we are unable to obtain adequate quantities of finished oil products at economically viable prices, our customers could seek to purchase products from other suppliers, which could have a material adverse effect on our revenues.

Our ability to operate at a profit is partially dependent on market prices for the petroleum and biodiesel fuels. If the petroleum and biodiesel prices drop significantly, we will be unable to maintain profitability.

Our results of operations and financial condition are affected by the selling price of petroleum and biodiesel fuel products. Prices are subject to and determined by market forces over which we have no control. The amount of our revenues depends on the market prices for petroleum and biodiesel fuels and the corresponding net income could be adversely impacted by such market prices.

Our future success substantially depends on our ability to significantly increase both our manufacturing/storage capacity and output.

Our future success depends on our ability to significantly increase both our manufacturing/storage capacity and our output. In particular, we intend to expand our biodiesel production capabilities within the next several years. Our ability to establish additional manufacturing/storage capacity and increase output is subject to significant risks and uncertainties, including:

▪
the ability to raise significant additional funds to purchase and prepay for raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

▪	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;

▪	delays or denial of required approvals by relevant government authorities;

▪	diversion of significant management attention and other resources; and

▪	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing/storage capacity or to increase manufacturing output, or if we encounter any of the risks described above, we may be unable to expand our business and decrease costs to improve our profitability as planned. Even if we do expand our manufacturing/storage capacity and output, we may be unable to generate sufficient customer demand for our finished oil and biodiesel to support our increased production levels.

In the past several years we have derived a significant portion of our revenues from a small group of customers. If we were to become dependent again upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

Previously, our customer base has been highly concentrated. Our top five customers accounted for approximately 40%, 74% and 63% of our revenues for the years ended December 31, 2006, 2005 and 2004, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition. See “Business — Customers” for a description of our largest customers.

Key employees are essential to growing our business.

Gao Xincheng, our Chief Executive Officer and President and other senior management personnel are essential to our ability to continue to grow our business. Mr. Gao has established relationships within the industries in which we operate. If he were no longer employed by us, our growth strategy might be hindered, which could limit our ability to increase revenue.

In addition, we face competition for attracting skilled personnel. If we fail to attract and retain qualified personnel to meet current and future needs, this could slow our ability to grow our business, which could result in a decrease in market share.

If we need additional financing, we may not be able to find such financing on satisfactory terms or at all.

Our capital requirements may be accelerated as a result of many factors, including timing of development activities, underestimates of budget items, unanticipated expenses or capital expenditures, future product opportunities with collaborators and future business combinations. Our future growth strategy includes the construction or acquisition of biodiesel facilities which will enable us to produce more biodiesel fuel. Consequently, we may need to seek additional debt or equity financing, which may not be available on favorable terms, if at all, and which may be dilutive to our stockholders.

We may seek to raise additional capital through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we may incur substantial interest obligations, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants. Debt financing would also be superior to our stockholders’ interest in bankruptcy or liquidation. To the extent we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or product candidates, or grant licenses on unfavorable terms.

If we fail to adequately protect or enforce our intellectual property rights, or to secure rights to patents of others, the value of our intellectual property rights could diminish.

Our success, competitive position and future revenues will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, we have filed five patent applications with the State Intellectual Property Office of the PRC. However, we cannot predict the degree and range of protection patents will afford us against competitors. Third parties may find ways to invalidate or otherwise circumvent our proprietary technology. Third parties may attempt to obtain patents claiming aspects similar to our patent applications. If we need to initiate litigation or administrative proceedings, such actions may be costly whether we win or lose. To help protect our proprietary know-how and inventions for which patents may be unobtainable or difficult to obtain, such as our core technology for oil processing, we rely on trade secret protection and confidentiality agreements. If any of our intellectual property is disclosed, our value would be significantly impaired, and our business and competitive position would suffer.

Officers with lack of experience as officers of publicly-traded companies on our management team may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain.

A price increase in raw materials, such as fat or vegetable oil, could increase the cost of our products and reduce our profit margin for our biodiesel products.

Fat, vegetable oil and various agricultural and botanical products are the primary materials used in the production of our biodiesel. In the last two years, the price of these raw materials have fluctuated substantially as have other raw materials due to increased demand in China resulting from its rapid economic development. If the price for these raw materials continues to increase significantly, our profit margin for our biodiesel products could decrease considerably and we may not be able to maintain our profitability.

If we infringe the rights of third parties, we could be prevented from selling products, forced to pay damages and compelled to defend against litigation.

If our products, methods, processes and other technologies infringe proprietary rights of other parties, we could incur substantial costs, and may have to obtain licenses (which may not be available on commercially reasonable terms, if at all), redesign our products or processes, stop using the subject matter claimed in the asserted patents, pay damages, or defend litigation or administrative proceedings, which may be costly whether we win or lose. All of the above could result in a substantial diversion of valuable management resources.

We believe we have taken reasonable steps, including comprehensive internal and external prior patent searches, to ensure we have freedom to operate and that our development and commercialization efforts can be carried out as planned without infringing others’ proprietary rights. However, a third party patent may have been filed or will be filed that may contain subject matter of relevance to our development, causing a third party patent holder to claim infringement. Resolving such issues has traditionally resulted, and could in our case result, in lengthy and costly legal proceedings, the outcome of which cannot be predicted accurately.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which could prevent us from continuing to utilize storage vessels and our biodiesel manufacturing factory, which are located on such properties, or could increase the costs associated with utilizing those storage vessels and manufacturing factory.

We do not hold any land-use rights with respect to the manufacturing factory or oil storage facilities on which our biodiesel manufacturing factory and finished oil storage vessels are located. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. There may be challenges to the title of the properties which, if successful, could impair the development or operations of our storage or manufacturing on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

In several instances, where our immediate lessors are not the ultimate owners of land or storage space, no consent was obtained from the owners to sublease the land or storage space to us. A lessor’s failure to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease leading to less favorable terms. The building ownership or leasehold in connection with our storage or manufacturing operations could be subject to similar third-party challenges.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to utilize storage vessels or our biodiesel manufacturing factory.

We are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau and any lease of available military real estate should adopt a standard military lease agreement and such lease agreement would not become effective unless approved by military real estate administrative authorities. Currently, none of the lessors of the storage vessels we operate and manage had obtained registrations or approval of their leases from the relevant authorities as required and we continue to request these lessors to obtain registrations under our lease agreements with them. The failure of our lessors to register lease agreements as required by law or to get the lease approved may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the storage vessels covered under those leases.

Accidents or injuries in our finished oil storage vessels or biodiesel manufacturing factory may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries when working in finished oil storage vessels or biodiesel manufacturing factories. Death and accidents could prevent us from renewing our Safety Production Permit. One or more accidents or injuries at any of our finished oil storage vessels or at our biodiesel manufacturing factory could adversely affect our safety reputation among customers and potential customers and increase our costs if we are required to take additional measures to make our safety precautions even more visible and effective. If accidents or injuries occur we may be held liable for costs related to the injuries. Our current insurance policy, which covers claims as a result of accidental injuries, may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost of our insurance premiums or decreases in coverage levels.

Our insurance may not cover all claims made against us.

Currently we have property and accidental injury insurance policies. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, the costs to cover any such shortfalls could significantly reduce and put a strain on our available cash. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or catastrophic events, such as SARS or avian flu. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.

Risks Associated With Doing Business In China

PRC laws and regulations restrict foreign investment in China’s finished oil products industry and we have entered into contractual agreements with Baorun Industrial to control and realize the benefits of the business. We are relying upon PRC laws and there is substantial uncertainty regarding the interpretation and application of current or future PRC laws and regulations.

Since we are deemed to be foreign persons or foreign-funded enterprises under PRC laws and cannot directly invest in companies operating in the finished oil production industry, we operate our businesses in China through Baorun Industrial, an operating company that is owned by PRC citizens and not by us. Accordingly, our Chinese subsidiary, Redsky Industrial, entered into a series of exclusive contractual agreements with Baorun Industrial. Although we believe we are in compliance with current PRC regulations, we cannot be sure that the PRC government would view these contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Because this structure has not been challenged or examined by PRC authorities, uncertainties exist as to whether the PRC government may interpret or apply the laws governing these arrangements in a way that is contrary to the opinion of our PRC counsel. If we, our wholly owned subsidiaries or Baorun Industrial, were found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violation, including, but not limited to the following:

▪	levying fines;

▪	confiscating income;

▪	revoking licenses;

▪	shutting down servers or blocking websites;

▪	requiring a restructure of ownership or operations; and/or

▪	requiring the discontinuance of our businesses.

Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

The contractual agreements between Redsky Industrial and Baorun Industrial may not be as effective in providing operational control as direct ownership of Baorun Industrial and may be ineffective to permit consolidation of the financial results of the business.

We depend on Baorun Industrial, an operating company in which we have no equity ownership interest, for substantially all of our operations, revenues and net income, and must rely on contractual agreements to control and operate these businesses. Our contractual agreements with our wholly owned subsidiaries may not be as effective in providing and maintaining control over the operating company and its business operations as direct ownership of these businesses. For example, we may not be able to take control of Baorun Industrial upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or incapacity. Furthermore, if the operating company and its stockholders fail to perform as required under those contractual agreements, we will have to rely on the PRC legal system and the uncertainties that exist under PRC law to enforce those agreements. If we were unsuccessful in an enforcement action, it could result in the disruption of our business, damage to our reputation, diversion of our resources and significant costs. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to our current contractual agreements with the operating company, which may in turn have a material adverse effect on our business operations.

Our operations and assets in China are subject to significant political and economic uncertainties.

Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. However, changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment in us.

We derive all of our sales from China.

All of our sales are generated from China. We anticipate that sales of our products in China will continue to represent all of our total sales in the near future. Any significant decline in the condition of the PRC economy could adversely affect consumer demand of our products, among other things, which in turn would have a material adverse effect on our business and financial condition.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenue in U.S. dollar terms.

On July 21, 2005, the Chinese government changed its policy concerning the value of the renminbi by moving from a fixed rate of exchange based upon the U.S. dollar to a managed floating exchange rate regime based upon market supply and demand of a basket of currencies. Since all our net revenues are recorded in renminbi, fluctuations in the exchange rate between the renminbi and the U.S. dollar could adversely affect our operating results. The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. We do not use hedging techniques to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock prices.

Our ability to implement our business plan is dependent on many factors, including our ability to receive various governmental permits.

In accordance with PRC laws and regulations, we are required to maintain various licenses and permits in order to operate our business including, without limitation, Safety Production Permits, a Finished Oil Products Distribution License and a Dangerous Chemical Distribution License. We are required to comply with applicable production safety standards in relation to our production processes and our premises and equipment are subject to periodical inspections by regulatory authorities to ensure compliance with the dangerous chemical safety production laws and regulations and finished oil distribution laws and regulations. Failure to pass these inspections, or the loss or suspension of some or all of our production activities, which could disrupt our operations and adversely affect our business.

Our business benefits from preferential tax treatment and changes to this treatment could adversely affect our operating results.

The rate of income tax on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location. The current maximum corporate income tax rate is 33%. The PRC government promulgated on March 16, 2007 the new Enterprise Income Tax Law that became effective as of January 1, 2008. Pursuant to the new law, the enterprise income tax of 25% is applied to all enterprises. Although we were approved by the local tax authority to be exempted from the enterprise income tax for a period commencing in 2005 and ending in 2010, we do not know whether such new law may change the preferential treatment that was granted to us. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

Changes in foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

The PRC government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

Recent PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or New M&A Rule, which became effective on September 8, 2006. The New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. Based on our understanding of current PRC Laws, we are not sure whether the New M&A Rule would require us or our entities in China to obtain the CSRC approval in connection with the transaction contemplated by the Exchange Agreement in connection with the share exchange.

Further, if the PRC government finds that we or our Chinese stockholders did not obtain the CSRC approval, which CSRC may think we should have obtained before our executing the Exchange Agreement, we could be subject to severe penalties. The New M&A Rule does not stipulate the specific penalty terms, so we are not able to predict what penalties we may face, and how such penalties will affect our business operations or future strategy.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China only recently has permitted provincial and local economic autonomy and private economic activities, and, as a result, we are dependent on our relationship with the local government in the province in which we operate our business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in China may inhibit our activity to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Government regulations on environmental matters in China may adversely impact on our business.

Our manufacturing operations are subject to numerous laws, regulations, rules and specifications relating to human health and safety and the environment. These laws and regulations address and regulate, among other matters, wastewater discharge, air quality and the generation, handling, storage, treatment, disposal and transportation of solid and hazardous wastes and releases of hazardous substances into the environment. In addition, third parties and governmental agencies in some cases have the power under such laws and regulations to require remediation of environmental conditions and, in the case of governmental agencies, to impose fines and penalties. We make capital expenditures from time to time to stay in compliance with applicable laws and regulations.

All potential environmental liabilities may not have been identified or properly quantified and a prior owner, operator, or tenant may have created an environmental condition unknown to us. We may be potentially liable for damages or cleanup, investigation or remediation costs in connection with the ownership and operation of our properties (including locations to which we may have sent waste in the past) and the conduct of our business.

State and local environmental regulatory requirements change often. Future laws, ordinances or regulations might impose material environmental liability or the current environmental condition of the properties could in future be affected by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us. Moreover, it is possible that compliance with a new regulatory requirement could impose significant compliance costs on us. Such costs could have a material adverse effect on our business, financial condition and results of operations.

We may have limited legal recourse under PRC law if disputes arise under our contracts with third parties.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. We could suffer severe penalties if our employees or other agents were found to have engaged in such practices.

Risks Related to the Common Stock

If we do not timely file and have declared effective the registration statement to register the shares being offered by the selling stockholders named herein, we will be subject to liquidated damages.

On October 23, 2007, we entered into a registration rights agreement to register the shares of common stock to which this prospectus relates. We are obligated to file the registration statement of which this prospectus is a part, by December 7, 2007 and have the registration statement declared effective by the SEC no later than April 21, 2008. If we are unable to obtain an extension of the effective date or a waiver of liquidated damages, then we must pay liquidated damages in the amount of 0.75% of the purchase price of the securities being registered, per month, subject to a maximum limit of 7.5%. As of May 5, 2008, we have accrued approximately $22,000 in liquidated damages.

When the registration statement covering the resale of the shares being offered in this prospectus becomes effective, there will be a significant number of shares of common stock eligible for sale, which could depress the market price of our stock.

Following the effective date of the registration statement, 2,844,174 shares of our common stock will become available for sale in the public market, which could harm the market price of the stock. Further, shares may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect as well.

The outstanding warrants may adversely affect us in the future and cause dilution to existing stockholders.

We currently have warrants outstanding to purchase up to 5,681,819 shares of our common stock. The term of these warrants expire in 2012 and the exercise price ranges from $3.00 to $4.40 per share, subject to adjustment in certain circumstances. Exercise of the warrants may cause dilution in the interests of other stockholders as a result of the additional common stock that would be issued upon exercise. In addition, sales of the shares of our common stock issuable upon exercise of the warrants could have a depressive effect on the price of our stock, particularly if there is not a coinciding increase in demand by purchasers of our common stock. Further, the terms on which we may obtain additional financing during the period any of the warrants remain outstanding may be adversely affected by the existence of these warrants as well.

If we are unable to list our common stock on the NASDAQ or higher exchange by June 30, 2009, we must issue 1,000,000 shares of our common stock to the purchaser of our Series A Convertible Preferred Stock, thereby causing further dilution to our existing stockholders.

On October 23, 2007, we entered into purchase agreement with Vision Opportunity Master Fund, Ltd., or Vision, pursuant to which Vision purchased 1,000,000 shares of the our Series A Convertible Preferred Stock at a purchase price of $10.00 per share. Pursuant to the terms of the purchase agreement, we agreed to take all necessary steps to list our common stock on the NASDAQ or higher stock exchange as soon as possible. In addition, we agreed to issue 1,000,000 shares of common stock to Vision in the event our common stock is not so listed by June 30, 2009. If our common stock is not listed on the NASDAQ or higher exchange by June 30, 2009 and we are required to issue 1,000,000 shares of our common stock to Vision, it would cause dilution to our existing stockholders.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities.

There is currently only a limited public market for our common stock, which is listed on the OTC Bulletin Board. The share volume of our common stock during the month of March 2008 was 16,807 shares. As of April 2, 2008, the closing price of our common stock was $4.50.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general, and the market for OTC Bulletin Board quoted stocks in particular. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as “anticipate,” “expect,” “intend,” “plan,” “will,” “we believe,” “management believes” and similar words or phrases. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions. Our actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock held by the selling stockholders identified below. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.

The following tables set forth:

▪	the name of the selling stockholders,

▪	the number and percentage of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of the shares under this prospectus,

▪	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus, and

▪
the number and percentage of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

The number of shares in the column “Maximum Number of Shares Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

With the exception of (1) Princeton Capital Group, who acquired the shares listed below in connection with the Share Exchange, (2) Sichenzia Ross Friedman Ference LLP, who was issued shares by the Company as consideration for services rendered prior to the Share Exchange, and (3) Alfred Schiffrin, who acquired shares from the Company in a private placement in 2005 and was issued shares under the Company’s equity compensation plan in 2005, the shares being offered for resale by the other selling stockholders were issued in a private stock purchase and sale transaction in September 2006.

This table is prepared solely based on information supplied to us by the listed selling stockholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the shares offered hereby.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering(1)		Maximum Number of Shares to be Sold	Number of Shares Beneficially Owned After Offering	Percentage Ownership After Offering
Vision Opportunity Master Fund Ltd.	1,321,136	(2)	300,001(3)	1,336,893	4.99%

Princeton Capital Group	1,500,000	(4)	1,500,000	-0-	*

Castle Bison, Inc.	156,057	(5)	156,057	-0-	*

Vincent Finnegan	4,000	(6)	4,000	-0-	*

Stallion Ventures, LLC	468,618	(7)	468,618	-0-	*

Menlo Venture Partners, LLC	78,647	(8)	78,647	-0-	*

Robert Scherne	16,667	(9)	16,667	-0-	*

John Vogel	4,000	(10)	4,000	-0-	*

Windermere Insurance Company Ltd.	86,779	(11)	86,779	-0-	*

Sichenzia Ross Friedman Ference LLP	9,000	(12)	9,000	-0-	*

Alfred Schiffrin	7,500	(13)	7,500	-0-	*

Ronit Sucoff	33,556		33,556	-0-	*

Helen Kohn	33,556		33,556	-0-	*

Shadow Capital, LLC	20,001	(14)	20,001	-0-	*

Stanley Goldberg Rev Trust	16,667	(15)	16,667	-0-	*

Irv Edwards	8,250		8,250	-0-	*

Fink Family Trust	33,556	(16)	33,556	-0-	*

Mark Bell MD Retirement Trust	8,250	(17)	8,250	-0-	*

Larry Chimerine	53,390		53,390	-0-	*

Cliff Sullivan	5,679		5,679	-0-	*

___________________
* Represents beneficial ownership of less than one percent of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 25,454,545 shares of common stock outstanding as of March 20, 2008.

(2)
Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company, which serves as the investment manager to Vision Opportunity Master Fund Ltd. and Adam Benowitz, who is the managing member of Vision Capital Advisors and the Director of Vision Opportunity Master Fund share voting and investment power with Vision Opportunity Master Fund with respect to the shares beneficially owned by Vision Opportunity Master Fund. Vision Capital Advisors and Mr. Benowitz may each be deemed to beneficially own the shares of common stock held by Vision Opportunity Master Fund. Each disclaims beneficial ownership of such shares. This amount includes 300,001 shares of our common stock that Vision owned prior to the share exchange. This amount does not include 1,000,000 shares of our Series A Convertible Preferred Stock, which are initially convertible into approximately 4,545,455 shares of common stock, subject to adjustment and warrants to purchase up to 5,681,819 shares of our common stock, all of which we must register in another registration statement pursuant to the registration rights agreement we entered into with Vision; however, based upon the terms of the both the Series A Convertible Preferred Stock and the warrants issued to Vision, holders may not convert the Series A Convertible Preferred Stock and/or exercise the warrants, if on any date, such holder would be deemed the beneficial owner of more than 4.99% of the then outstanding shares of our common stock (in connection with the calculations explained in footnote 1 above, the calculation of Vision’s ownership and percentage of ownership in the table above considers these additional securities and the corresponding cap); however, a holder can elect to waive the cap upon 61 days notice to us, except that during the 61 day period prior to the expiration date of their warrants, they can waive the cap at any time, but a waiver during such period will not be effective until the day immediately preceding the expiration date of the warrant. Additionally, the shares of Series A Convertible Preferred Stock are subject to certain anti-dilution provisions, which would be triggered if we were to sell securities at a price below the price at which we sold the Series A Preferred Stock.

(3)	This represents the number of shares of our common stock that Vision owned prior to the Share Exchange.

(4)
The shares were issued to Princeton Capital Group in connection with the share exchange, in exchange for 500 shares of Baorun Group owned by Princeton Capital Group. Ms. Meiyi Xia and Ms. Lin Li share voting and dispositive power over the shares.

(5)
Castle Bison, Inc. owned approximately 10.4% of our common stock immediately prior to the share exchange. All shares of Castle Bison, Inc. are beneficially owned by Mr. Raul Silvestre, who, as president of Castle Bison, has sole voting and investment power over the shares. Mr. Silvestre was our legal counsel from September 16, 2006 through October 23, 2007.

(6)	Mr. Finnegan was a member of our board of directors from September 16, 2006 until his resignation on October 23, 2007.

(7)
Stallion Ventures, LLC owned approximately 31.24% of our common stock immediately prior to the share exchange. Martin Sumichrast and Ralph Olson, the Managing Directors of Stallion Ventures, share voting and dispositive power over the shares held by Stallion Ventures

(8)	Ariel Coro, the Manager of Menlo Venture Partners, LLC, has sole voting and dispositive power over the shares held by Menlo Venture Partners.

(9)	Mr. Scherne was our Chief Financial Officer from September 16, 2006 until his resignation on October 23, 2007.

(10)	Mr. Vogel was our Chief Executive Officer from September 16, 2006 until his resignation on October 23, 2007, and served as a member of our board of directors until his resignation on December 9, 2007.

(11)	John Scardino, the director of Windermere Insurance Company Limited, has sole voting and dispositive power over the shares held by Windermere.

(12)
Sichenzia Ross Friedman Ference LLP served as our outside legal until October 23, 2007. Gregory Sichenzia, Marc J. Ross, Richard A. Friedman and Michael H. Ference, all of whose business address is 61 Broadway, 32 nd Floor, New York, New York 10006, may be deemed the control persons of Sichenzia Ross Friedman Ference LLP.

(13)
Alfred Schiffrin was our president and sole director from January 2002 to July 2003 and from December 2004 to October 2006 was the president and sole director of our then wholly-owned subsidiary, Renewable Assets, Inc.

(14)	B. Kent Garlinghouse, the Manager of Shadow Capital, LLC, has sole voting and dispositive power over the shares held by Shadow Capital.

(15)
Lynn Intrater and Geraldine Goldberg, as co-trustees, share voting and dispositive power over the shares held by the Stanley Goldberg Rev Trust. Lynn Intrater and Geraldine Goldberg disclaim beneficial ownership of the shares held by the Stanley Goldberg Rev Trust.

(16)	Marvin H. Fink, as trustee of the Fink Family Trust, has sole voting and dispositive power over the shares held by the Fink Family Trust.

(17)	Mark R. Bell has sole voting and dispositive power over the shares held by the Mark Bell M.D. Retirement Trust.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares:

▪	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

▪	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

▪	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

▪	an exchange distribution in accordance with the rules of the applicable exchange;

▪	privately negotiated transactions;

▪	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

▪	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

▪	a combination of any of these methods of sale; and

▪	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a selling stockholder, rather than under this prospectus. Princeton Capital Group is the only selling stockholder that may avail itself of Rule 144 in connection with a resale of the shares. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling stockholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report.

Company Overview

We are primarily engaged in the wholesale distribution and processing of heavy oil and finished oil products and the development, exploration, production and distribution of biodiesel through certain contractual agreements between our wholly owned indirect subsidiary Redsky Industrial and Baorun Industrial. Redsky Industrial, a registered wholly foreign owned entity ("WFOE") in the People’s Republic of China, is a subsidiary of Baorun Group, our direct wholly owned subsidiary.

Basis of Presentations

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and the requirements of Regulation S-X promulgated by the Securities and Exchange Commission. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Critical Accounting Policies

Accounts Receivable

Our policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Based on historical collection activity, no allowance was deemed necessary at December 31, 2007. The bad debt allowance of December 31, 2006 was $28,930.

Inventories

Inventories are valued at the lower of cost or market with cost determined on a moving weighted average basis. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads.

Property and Equipment

Plants and equipment are stated at the actual cost on acquisition less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciation assets to operations over their estimated service lives, principally on a straight-line basis. Most property, plant and equipment have a residual value of 5% of actual cost. The estimated lives used in determining depreciation are:

Building	20 years

Vehicle	5 years

Office Equipment	5 years

Production Equipment	5 years

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we examine the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Revenue Recognition

Our revenue recognition policies are in compliance with SEC Staff Accounting Bulletin 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received prior to meeting all relevant criteria for revenue recognition are recorded as unearned revenue.

Foreign Currency Translation

Our functional currency is the Renminbi (“RMB”). For financial reporting purposes, RMB has been translated into United States dollars (“USD”) as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the reporting period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income.” Gains and losses resulting from foreign currency transactions are included in income. There has been no significant fluctuation in exchange rate for the conversion of RMB to USD after the balance sheet date.

Income Tax Recognition

We account for income taxes under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” “SFAS 109.” SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Baorun Industrial has obtained income tax abatements for the years ended December 31, 2004 through 2010, due to the fact that it uses waste gas, water and residue in the production of its products. We believe that this abatement is in effect for all periods presented. Currently, the PRC is in a period of growth and is openly promoting business development in order to bring more business into the PRC. Tax abatements are one of the many methods used to promote such business development. If the abatement should be rescinded for future periods, Baorun Industrial would be subjected to tax liabilities. Had the abatement for income taxes not been in effect for Baorun Industrial, we estimate that the pro forma financial impact would be as follows:

	Year ended December 31,
	2007	2006	2005
	(pro forma)	(pro forma)	(pro forma)
Net Income before income taxes	$8,579,565	$5,343,579	$4,141,087
Tax provision	(2,831,256	(1,763,381	(1,366,559
Net income	$5,748,309	$3,580,198	$2,774,528

Results of Operations

The following table sets forth the results of our operations for the periods indicated as a percentage of net sales:

	Year Ended December 31,
	2007		2006		2005
	$	% of Sales	$	% of Sales	$	% of Sales
Sales	87,104,187		54,427,820		29,217,184
Cost of Sales	(77,006,690)	88%	(48,666,440)	89%	(24,843,313)	85%
Gross Profit	10,097,497	12%	5,761,380	11%	4,373,871	15%
General & Administrative Expenses	(1,686,760)	2%	(356,392)	1%	(216,362)	1%
Income from Operation	8,410,737	10%	5,404,988	10%	4,157,509	14%
Other Income (expenses), net	168,828	0%	(61,409)	0%	(16,422)	0%
Net Income	8,579,565	10%	5,343,579	10%	4,141,087	14%

Fiscal year ended December 31, 2007 as compared to fiscal year ended December 31, 2006

Net sales. Net sales for 2007 were approximately $87.10 million compared to net sales in 2006 of approximately $54.43 million, an increase in revenues of $32.67 million, or 60%. The increase was due to expansion of our business in 2007 through the opening of two new representative offices which added five additional provinces in China to our territorial sales coverage and increased our direct sales between our vendors and customers. In addition, we started production of our new biodiesel product line in October 2007, as a result of which, direct sales of biodiesel increased by $4,401,061. We believe that our sales will continue to grow because we are strengthening our sales efforts by hiring more sales people, increasing our sales channels and improving the quality of our products.

Cost of sales. Cost of sales for 2007 were approximately $77.00 million compared to cost of sales in 2006 of approximately $48.67 million, an increase of $28.33 million, or 58%. The increase in cost of sales was attributable to the increase of production and sales activities in 2007. Cost of sales as a percentage of sales was approximately 88% for 2007 and 89% for 2006, respectively. We believe that our cost of sales as a percentage of net sales will decrease slightly as we will improve the efficiency of our manufacturing facility.

Gross profit. Gross profit was approximately $10.10 million for 2007 as compared to approximately $5.76 million for 2006, representing gross margins of approximately 12% and 11% for 2007 and 2006, respectively. During 2007, both the gross profit for diesel and heavy oil increased slightly while the gross profit for gasoline decreased slightly due to the increased price of crude oil. The slight increase in our gross profits for diesel and heavy oil was mainly due to the increase of production and sales activities in 2007, increased selling price for heavy oil and decreased cost for producing biodiesel.

General and administrative expenses. General and administrative expenses increased $1.33 million from 2006, of which $1.11 million was associated with our reverse merger and financing in 2007. The major expenses related to the reverse merger and financing included U.S. and Chinese legal counsel expenses, auditing expenses, consulting expenses, and due diligence expenses.

Net income. Our net income for the year ended December 31, 2007 was $8,579,565 as compared to $5,343,579 for the year ended December 31, 2006, an increase of $3,235,986 or 61%. This increase was due to the benefit of the economies of scale resulting from the growth in revenue and corresponding efficiencies in manufacturing operations. Our management believes that net income will continue to increase as we will continue to offer better quality products, improve our manufacturing efficiency and control our expenses.

Fiscal year ended December 31, 2006 as compared to fiscal year ended December 31, 2005

Net sales. Net sales for 2006 were approximately $54.43 million compared to net sales of 2005 of approximately $29.22 million, an increase in revenues of $25,210,636, or 86%. Of the net sales for each of 2005 and 2006, gasoline sales contributed approximately $6.29 million in 2005 and approximately $28.09 million in 2006. The 347% increase in our gasoline sales in 2006 was primarily due to the increase in customers as a result of the opening of our new branch office serving both our wholesale and retail operations. In addition, this increase was also due to the commencement of diesel sales in 2006.

Cost of sales. Cost of sales for 2006 were approximately $48.67 million compared to cost of sales in 2005 of approximately $24.84 million, an increase of $23,823,127, or 96%. The increase in cost of sales is attributable to the increase of sales activities and the purchase price of heavy oil. Cost of sales as a percentage of sales was approximately 89% for 2006 and was 85% for 2005.

Gross profit. Gross profit was approximately $5.76 million for 2006 as compared to approximately $4.37 million for 2005, representing gross margins of approximately 11% and 15% for 2006 and 2005, respectively. The decrease in our gross profit margin in 2006 was mainly due to the rising cost of heavy oil.

Operating expenses. Operating expenses consisting of general and administrative expenses totaled $356,392 for 2006 as compared to $216,362 for 2005, an increase of $140,030 or 65%. General administration expenses include salary, office rent, traveling, vehicle maintenance, utility, stamp duties and fixed assets depreciations. Operating expenses as a percentage of sales was approximately 1% for both years.

Net income. Our net income for the year ended December 31, 2006 was $5,343,579 as compared to $4,141,087 for the year ended December 31, 2005, an increase of $1,202,492 or 29%. Net income increased due to the diversification of our product lines and effective cost reduction.

Liquidity and Capital Resources

As of December 31, 2007 and 2006, we had cash and cash equivalents of approximately $1.4 million and $.6 million, respectively. At December 31, 2007, current assets were approximately $35.5 million and current liabilities were approximately $5.48 million, as compared to other current assets of approximately $19.06 million and current liabilities of approximately $6.01 million at December 31, 2006. Working capital equaled approximately $30 million at December 31, 2007, compared to $13.1 million at December 31, 2006, an increase of $16.9 million, or 129%. The ratio of current assets to current liabilities was 6-to-1 at the year ended December 31, 2007, compared to 3-to-1 at the year ended December 31, 2006. The increase in working capital in 2007 compared to 2006 was primarily due to the consummation of a $10 million equity financing in 2007 and increased sales during 2007. The increase in the current ratio in 2007 compared to 2006 was primarily related to increases in advances to suppliers and increases in inventory levels with concurrent decreases in accounts payable and notes payable.

We believe we have sufficient cash to continue our current business through the end of 2008 due to expected increased sales revenue and net income from operations. We intend to expand our current operations through (i) our completed acquisition of three oil extraction plants; (ii) expansion of our 100,000 ton biodiesel manufacturing facility; and (iii) the acquisition of several additional gas stations over the next three years. We expect to finance such expansion through bank loans, the issuance of debt or equity securities, or a combination thereof. Failure to obtain such financing could have a material adverse effect on our business expansion.

Our future capital requirements will depend on a number of factors, including:

•	the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights;

•	competing technological and market developments;

•	our ability to maintain our existing and establish new collaborative relationships; and

•	the development of commercialization activities and arrangements.

We do not anticipate any additional material research and development expenses during the next 12 months.

We do not believe that inflation had a significant negative impact on our results of operations during the year ended December 31, 2007.

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005
Cash provided by (used in):
Operating Activities	$(5,108,303)	$20,548	$(221,444)
Investing Activities	(7,009,173)	(891,284)	(19,659)
Financing Activities	13,048,697	881,399	(19,799)

Fiscal year ended December 31, 2007 as compared to fiscal year ended December 31, 2006

Net cash flow used in operating activities was $5,108,303 in 2007, as compared to net cash flow provided by operating activities of $20,548 in 2006. The increase in net cash flow used in operating activities in 2007 was mainly due to the increase of the amount of prepayment for the purchasing of oil products and increased inventory level. The oil industry is a seller’s market. If we control the oil supplies, we will be a market maker in the region. According to the current trade practices of the oil industry, no credit terms are allowed and cash on delivery or advance payment is customary. As a result, we put more of our funding to our suppliers as advance payments. We have to secure the oil resources for our 2008 operations. In addition, the recent construction of our new biodiesel manufacturing facility has been in operation since October 2007. We purchased supply items and inventory for this facility for an aggregate amount of $1,110,000.

Net cash flow used in investing activities was $7,009,173 for 2007, as compared to net cash flow used in investing activities of $891,284 in 2006. The increase of net cash flow used in investing activities in 2007 was mainly due to the construction of the new bio diesel manufacturing facility for an aggregate cost of approximately $8,773,000.

Net cash flow provided by financing activities was $13,048,697 in 2007 as compared to net cash provided by financing activities of $881,399 for 2006. The increase of net cash flow provided by financing activities in 2007 was mainly due to issuance of our preferred stock for $10 million in cash.

Fiscal year ended December 31, 2006 as compared to fiscal year ended December 31, 2005

Net cash flow provided by operating activities was $20,548 in 2006, compared to net cash flow used in operating activities of $221,444 in 2005. This increase in net cash flow provided by operating activities in 2006 was mainly due to decreases in advances to suppliers, increased accounts payable and advances from customers in 2006 compared with 2005.

Net cash flow used in investing activities was $891,284 for 2006, as compared to net cash used in investing activities of $19,659 in 2005. The increase of net cash flow used in investing activities in 2006 was mainly due to the start of the construction of the new biodiesel manufacturing facility.

Net cash flow provided by financing activities was $881,399 in 2006 as compared to net cash used in financing activities of $19,799 in 2005. The increase of net cash flow provided by financing activities in fiscal 2006 was mainly from a bank loan.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

Short-term loan

At December 31, 2007, we are obligated under a short-term loan from a commercial bank in the PRC for the amount of $1,370,877 (RMB10,000,000). This loan was entered into on August 31, 2007 and matures on August 30, 2008. The principal will be repaid at maturity and the interest is payable per quarter with an interest rate of 8.073% per annum. The loan is guaranteed by Xi’an City Economic & Technology Investment Guarantee Co., Ltd. We paid them the guarantee fee of 2% of the loan principal, and pledged our diesel equipment as collateral for their guarantee.

Long-term liabilities

Our long-term liabilities reflect loans payable for the acquisition of three automobiles. One automobile was purchased for the approximate amount of $180,000 in September 2006 with a three-year loan of $100,000 at an interest rate of 6.3% per annum. The other two automobiles were purchased in February 2007 for $43,000 and $29,000, respectively. The loan amounts for these two automobiles were $25,000 and $20,000, respectively. Each of these loans has a two-year term with an interest rate of 7.56% per annum. At December 31, 2007, the remaining loan balances for three automobiles were $70,325, $17,229 and $13,388, respectively, of which, $67,287 has been reclassified to current portion of the liabilities that are payable within one year.

Operating leases

As of December 31, 2007, we have three lease agreements for oil storage facilities. The first lease agreement, expiring on June 30, 2008, is a renewable long-term operating lease agreement. The other two lease agreements expiring on December 31, 2008, are short-term renewable agreements. The aggregate payments remaining under these three lease agreements equal $155,000.

During 2007, we leased one gas station for operation under a long-term operating lease agreement expiring on December 31, 2027. Total rent payments paid during the year ended December 31, 2007, were $20,000. Total rent payments due during 2008 will equal an aggregate of $20,000.

All of our lease agreements are non-cancelable.

Recently Issued Accounting Pronouncements

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

•	Acquisition costs will be generally expensed as incurred;

•	Non-controlling interests (formerly known as “minority interests” - see SFAS 160 discussion below) will be valued at fair value at the acquisition date;

•
Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, since we are a calendar year-end company we will continue to record and disclose business combinations following existing GAAP until January 1, 2009. We expect SFAS 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Like SFAS 141R discussed above, earlier adoption is prohibited. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS 160 on our consolidated financial position, results of operations and cash flows.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under the accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for fiscal year, including financial statements for an interim period within the fiscal year. The Company is currently evaluating the impact, if any, that SFAS No. 157 will have on its financial statements.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R

In September 2006, the FASB, issued SFAS, No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R,” which requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We adopted the provisions of SFAS No. 158 for the year end 2006, and the effect of recognizing the funded status in accumulated other comprehensive income was not significant. The new measurement date requirement applies for fiscal years ending after December 15, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February of 2007 the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is analyzing the potential accounting treatment.

Considering the Effects of Prior Year Misstatements in Current Year Financial Statements

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The Company adopted SAB 108 in the fourth quarter of 2006 with no impact on its financial statements.

BUSINESS

Business Overview

We are primarily engaged in two businesses in the People’s Republic of China (“PRC”): the manufacture and distribution of biodiesel products; and the processing and distribution of finished oil products. For the year ended December 31, 2007, sales of our oil products and biodiesel accounted for approximately 94% and 6%, respectively, of our total revenues.

From our inception in 1999 to 2007, we were primarily engaged in the finished oil products industry. We determined that our established relationships and distribution channel in such industry could serve as a springboard to strategically expand our business to include biodiesel products and provide us with an integrated opportunity for future sales growth. We achieved sales of $4.58 million in the last quarter of 2007 from our new biodiesel facility, representing 6% of our annual sales in 2007. We currently anticipate, assuming our biodiesel facility is fully utilized by the end of this year, that biodiesel sales will represent approximately 30% of our sales for 2008 and approximately 40% of our sales in 2009.

Corporate Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and our affiliated entity as of the date of this prospectus1 :

Contractual Agreements with Baorun Industrial

Baorun Industrial was founded in 1999 in China and is wholly owned by three Chinese citizens, including our Chairman, Chief Executive Officer and President, Mr. Gao Xincheng, who owns 70% of Baorun Industrial. We do not have an equity interest in Baorun Industrial. In order to meet domestic ownership requirements under Chinese law, which restricts foreign companies from operating in the finished oil industry, Redsky Industrial executed a series of exclusive contractual agreements with Baorun Industrial, which allow us to, among other things, secure significant rights to influence Baorun Industrial’s business operations, policies and management, approve all matters requiring shareholder approval, and give us the right to include 100% of the income earned by Baorun Industrial as part of our consolidated financial statements. We are able to influence Baorun Industrial's business operations, policies and management as a result of the grant of irrevocable powers of attorney by each of the Baorun Industrial shareholders to Redsky Industrial. The power of attorney authorizes Redsky Industrial to act on behalf of each shareholder of Baorun Industrial as their exclusive agent and attorney with respect to all matters concerning their shareholding, including without limitation: (1) attending shareholders' meetings; (2) exercising all the shareholder's rights and shareholder's voting rights that the shareholders’ are entitled to under the laws of China and Baorun Industrial's Articles of Association, including but not limited to the sale or transfer or pledge or disposition of the shares in part or in whole; and (3) designating and appointing the legal representative (chairperson), the director, supervisor, the chief executive officer and other senior management members of Baorun Industrial. The Baorun Industrial shareholders are the original founding shareholders of Baorun Industrial. They have not and do not receive any compensation for entering into the contractual agreements.

The Business Cooperation Agreement between Redsky Industrial and Baorun Industrial entitles Redsky Industrial to receive 100% of the annual net income of Baorun Industrial as compensation for providing exclusive technical support, business support and related consulting services relating to Baorun Industrial's operations. Baorun Industrial has agreed to pay a monthly service fee to Redsky Industrial equal to 100% of the net income generated on a monthly basis. The payment and terms of payment are fixed to ensure that Redsky Industrial obtains 100% of the net income for that month, although adjustments may be made upon approval by Redsky Industrial to provide for Baorun Industrial’s operational needs. If at year end, after an audit of the financial statements of Baorun Industrial, there is determined to be any shortfall in the payment of 100% of the annual net income, such shortfall must be paid by Baorun Industrial to Redsky Industrial. In addition, to ensure that Baorun Industrial and its shareholders perform their obligations under these contractual arrangements, the shareholders have pledged to Redsky Industrial all of their equity interests in Baorun Industrial. At such time that current restrictions under PRC law on foreign ownership of Chinese companies engaging in the finished oil industry in China are lifted, Redsky Industrial may exercise its option to purchase the equity interests in Baorun Industrial directly.

The contractual agreements entered into by us and the shareholders of Baorun Industrial incude:

Exclusive Business Cooperation Agreement

Pursuant to an Exclusive Business Cooperation Agreement entered into between Redsky Industrial and Baorun Industrial on October 19, 2007, as amended on March 24, 2008, Redsky Industrial has the exclusive right to provide to Baorun Industrial complete technical support, business support and related consulting services, which include, among others, technical services, business consultations, equipment or property leasing, marketing consultancy and product research. Baorun Industrial has agreed to pay an annual service fee to Redsky Industrial equal to 100% of the annual net income of Baorun Industrial. This agreement has a ten-year term, subject to renewal at the option of Redsky Industrial and early termination in accordance with the terms set forth therein.

1  For risks relating to our current corporate structure, see “Risk Factors—Risks Associated with Doing Business in China.”
2. Agreements that provide us with effective control over Baorun Industrial include irrevocable powers of attorney, equity pledge agreements, purchase options and cooperation agreement. See “Our Corporate Structure—Contractual Agreements with Baorun Industrial.”
3. The economic benefits and losses of Baorun Industrial accrue to Redsky Group pursuant to a business cooperation agreement. See “Our Corporate Structure—Contractual Agreements with Baorun Industrial.”

Exclusive Option Agreements

Under Exclusive Option Agreements dated October 19, 2007 entered into among Redsky Industrial, each of the three shareholders of Baorun Industrial and Baorun Industrial, the shareholders of Baorun Industrial, irrevocably granted to Redsky Industrial or its designated person an exclusive option to purchase, to the extent permitted by PRC law, a portion or all of their respective equity interests in Baorun Industrial for a purchase price to be designated by Redsky Industrial. Redsky Industrial or its designated person has the sole discretion to decide when to exercise the option, whether in part or in full. Each of these agreements has a ten-year term, subject to renewal at Redsky Industrial’s election.

Equity Pledge Agreements

Under the Equity Pledge Agreements dated October 19, 2007, entered into among Redsky Industrial, Baorun Industrial and each of the three shareholders of Baorun Industrial, the shareholders of Baorun Industrial pledged their equity interests in Baorun Industrial to guarantee Baorun Industrial’s performance of its obligations under the Exclusive Business Cooperation Agreement. If Baorun Industrial or any of its shareholders breaches his/her respective contractual obligations under the agreement, or upon the occurrence of an event of default, Redsky Industrial is entitled to certain rights, including the right to dispose of the pledged equity interests. The shareholders of Baorun Industrial agreed not to dispose of the pledged equity interests or take any actions that would prejudice Redsky Industrial’s interest. Each of the Equity Pledge Agreements will be valid until all the payments due under the Exclusive Business Cooperation Agreement have been fulfilled. Since the Exclusive Business Cooperation Agreement may be renewed at Redsky Industrial’s option, the equity pledge will remain in effect with each such renewal of the Exclusive Business Cooperation Agreement, and until all payments due under the Exclusive Business Cooperation are paid in full by Baorun Industrial.

Incentive Option Agreements

On October 19, 2007, Redsky Group, the 88.21% owner of our shares of common stock, entered into an Incentive Option Agreement with Mr. Gao Xincheng, our Chairman, Chief Executive Officer and President, whereby Redsky Group granted an incentive option to Mr. Gao to purchase 3,000 ordinary shares of Redsky Group at an exercise price of $1.00 per share for a total aggregate consideration of $3,000. Mr. Gao has been granted the incentive options for the contributions that Mr. Gao has made and will continue to make to Redsky Group. Upon exercise of all of the options by Mr. Gao, Redsky Group has agreed to repurchase the shares of Redsky Group owned by the current sole stockholder, and Mr. Gao shall become the sole stockholder of Redsky Group.

Irrevocable Powers of Attorney

Under irrevocable powers of attorney, each of the shareholders of Baorun Industrial has granted to Redsky Industrial the power to exercise all voting rights of such shareholder in shareholders’ meetings, including, but not limited to, the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint and elect the directors, the legal representative (chairperson), chief executive officer and other senior management of Baorun Industrial. No payments are required to be made under these irrevocable powers of attorney.

Company Background

We acquired Baorun Group pursuant to a Share Exchange Agreement, dated October 23, 2007, with Baorun Group, Redsky Group Limited (“Redsky Group”), a British Virgin Islands company, Princeton Capital Group LLP, Castle Bison, Inc. and Stallion Ventures, LLC. Together, Redsky Group and Princeton Capital Group owned shares constituting 100% of the issued and outstanding ordinary shares of Baorun Group. Pursuant to the terms of the Share Exchange Agreement, Redsky Group and Princeton Capital Group transferred to us all of their shares in Baorun Group in exchange for the issuance of 22,454,545 shares of our common stock to Redsky Group and 1,500,000 shares of our common stock to Princeton Capital Group. As a result of this share exchange, Baorun Group became our wholly owned subsidiary and Redsky Group and Princeton Capital Group acquired an aggregate of approximately 94.11% of our outstanding common stock (“Share Exchange”).

As part of the Share Exchange, we entered into a purchase agreement with Vision Opportunity Master Fund, Ltd., or Vision, for the purchase of 1,000,000 shares of the our Series A Convertible Preferred Stock at a purchase price of $10.00 per share. Vision received 1,000,000 shares of our Series A Convertible Preferred Stock, which are initially convertible into approximately 4,545,455 shares of common stock, subject to adjustment, and warrants to purchase up to 5,681,819 shares of our common stock, all of which we must register in another registration statement pursuant to a registration rights agreement between us and Vision. Holders may not convert the Series A Convertible Preferred Stock and/or exercise the warrants, if on any date, such holder would be deemed the beneficial owner of more than 4.99% of the then outstanding shares of our common stock. Pursuant to the terms of the Vision purchase agreement, we agreed to take all necessary steps to list our common stock on the NASDAQ or higher stock exchange as soon as possible. In addition, we agreed to issue 1,000,000 shares of common stock to Vision in the event our common stock is not so listed by June 30, 2009.

In connection with the Share Exchange, we entered into a registration rights agreement to register for resale the shares of our common stock being offered for resale by the selling stockholders under this prospectus, which comprise (i) 1,344,174 shares beneficially owned by certain of those persons who were our officers, directors, promoters, owners of more than 5% of our shares of common stock, or otherwise our affiliates, prior to the closing of the Share Exchange, or their transferees and (ii) 1,500,000 shares issued to Princeton Capital Group in connection with the Share Exchange.

We were incorporated in the State of Delaware in July 1998 under the corporate name “AMS Marketing Inc.” and in October 2003, we changed our name to “International Imaging Systems, Inc.” Until January 2007 we were engaged in the business of marketing pre-owned, brand name photocopy machines and employee leasing. In September 2006, three of our major stockholders, in a privately negotiated transaction, sold 4,500,000 shares of common stock owned by them, representing 56.4% of our issued and outstanding shares, to several accredited investors. In connection with this sale, all of our officers and directors resigned and the purchasers nominated new officers and directors. In January 2007, we pursued an acquisition strategy to acquire an undervalued business with a history of operating revenues in markets that provide room for growth. Pursuant to such strategy in October 2007, we acquired the business of Baorun Industrial. On November 15, 2007, through a merger of our newly-formed wholly owned subsidiary, China Bio Energy Holding Group Co., Ltd., our corporate name was changed to “China Bio Energy Holding Group Co., Ltd.” We believe that our new name more appropriately reflects our new business operations.

Industry and Market Overview

China Oil Markets

Rapid economic development in China has resulted in increased energy demand. The demand for oil in China has exceeded the supply, which has caused China to become increasingly dependent on imported oil. We believe that the increased demand for oil and related products has provided a great opportunity for our oil products business. The following table depicts the demand for oil and oil supply in China in 2007, and the projections for 2008 through 2020.

	2007	2008	2010	2015	2020
Oil Demand (1,000 tons)	345,977	401,420	408,300	453,850	492,220
Oil Supply (1,000 tons)	186,657	192,000	198,000	200,000	200,000
Shortage (1,000 tons)	159,280	209,420	210,300	253,850	292,220
Importation (%)	46.04	52.17	51.52	55.93	59.37

Source: 2007 Report on China Oil Market Analysis and Forecast.

China Biodiesel Markets

The rise in global oil prices, global warming and other environmental awareness issues are increasing the demand in China for fuels derived from renewable resources. Technological innovations and the desire to reduce reliance on oil have motivated the production, research and development of the biodiesel industry in China. However, China’s biodiesel industry is still underdeveloped, which we believe provides opportunities for us in this market. The following table depicts the production and sales of biodiesel in China from 2005 through 2007 and forecasts for 2008 through 2020.

	2005	2006	2007	2008	2009	2010	2020
Output (1,000 tons)	80	100	300	600	900	2,000	20,000
Sales (1,000 USD)	87,053	108,813	326,440	652,880	979,307	2,176,240	21,762,453
Output Growth Rate		25%	200%	100%	50%	122%	900%

Source 2005-2010 Report on China Biodiesel Industry Prospects and Market Forecast.

The demand for biodiesel in China is directly related to the consumption rate of oil. China is now the second largest oil consumer in the world behind the United States, consuming approximately seven million barrels of oil per day, and China’s need for petroleum continues to grow rapidly. Today, the Chinese government is encouraging the introduction of biodiesel fuel into its transport fuel mix to reduce harmful carbon dioxide emissions, improve air quality, and lessen dependence on imported fuels.

In February 2005, China enacted the Renewable Energy Law, which aims to promote the development and utilization of renewable energy, improve the energy structure, diversify energy supplies, safeguard energy security, protect the environment and realize sustainable development of the economy and society. This legislation states that fuel retail businesses must begin to include “biological liquid fuel” in their sales or they will suffer imposed fines as China is seeking to reduce its dependence on fossil fuels in its diesel transportation vehicles.

Products

Oil Products

We sell a variety of oil products including,

•
gasoline and diesel (representing the majority of oil products output and consumption in the PRC with automobiles being the leading driver of gasoline and diesel consumption in China and diesel being mainly used in vehicles and agricultural machines with diesel engines);

•	heavy oil (broadly used as the fuel of ship boilers, heating furnaces, metallurgical furnaces and other industrial furnaces);

•
residual oil (represents the residue left after crude oil goes through vacuum distillation); It is usually utilized to manufacture petroleum coke, residual lubricating oil and asphalt or as a feedstock for cracking, i.e., the process of breaking down residual oil into light oil products such as gasoline, or can also be turned into compound gas or hydrogen through partial oxygenation, or can be used to make ethene through cracking reaction in a regenerative furnace or can be used as fuel.);

•	slurry (a type of heavy oil, which is the residue left after gasoline and diesel are extracted from crude oil); and

•	naphtha (a type of light oil, which is a necessary catalyst for manufacturing ethane and propane through cracking in tube furnaces, and producing benzene, toluene and xylene by catalytic reforming).

Sales of our oil products accounted for approximately 94% of our total revenues for the year ended December 31, 2007.

Biodiesel

Biodiesel refers to a clean burning alternative fuel produced from domestic, renewable resources. Biodiesel is a methyl ester (sometimes called “fatty acid methyl ester”) that is made through a chemical process called transesterification whereby glycerin is separated from fat or vegetable oil. The vegetable oil or fat can be castor oil, rapeseed oil, soybean oil, peanut oil, corn oil or cottonseed oil, animal oils, waste scraps from the refinery of the above oils and used cooking oil. Sales of biodiesel accounted for approximately 6% of our total revenues for the year ended December 31, 2007.

Biodiesel contains no petroleum, but it can be blended at any level with petroleum diesel to create a biodiesel blend. It can be used in compression-ignition (diesel) engines with little or no modifications. Biodiesel has many benefits, including:

▪	Excellent environmental performance;

▪	Superior ignition;

▪	Extensive use;

▪	Compatibility with existing diesel engines;

▪	Better lubrication to extend the life time of engines;

▪	Safety;

▪	From renewable energy sources; and

▪	Climate flexibility.

Gas Station.

We own and operate a gas station located in Xi’an, Shaanxi Province where we sell our oil products to end users.

Manufacturing of Biodiesel

In 2006, we built a 10,000 square-meter biodiesel production facility with annual output capability of 100,000 tons. We commenced production at this facility in October 2007. The table set forth below shows the current and anticipated utilization rate and output of this facility for the periods shown. There are constraints on our ability to reach full capacity of 100,000 tons by the year ended 2008. As a result of biodiesel production enterprises being regulated as chemical production businesses, products must be processed strictly in accordance with established work procedures. The production of biodiesel is achieved through the effective performance of all equipment necessary for production. Initial production has required adjustments to equipment and a full debugging process. However, we believe that the estimated utilization rate of 50% by June 2008 and 100% by December 2008, is in line with utilization rates of other chemical production businesses over the same period.

Period	Utilization Ratio	Output (in thousand ton)
October 2007 to December 2007	30%	7.5
January 2008 to June 2008	50%	25
July 2008 to December 2008	100%	50
2009	100%	100

We plan to expand our biodiesel production level by reaching an estimated utilization rate of 100% at our existing facility by the end of 2008 and construction of a new facility during the next two or three years.

Our Suppliers

Gasoline and Diesel Oil Products

We purchase more than 75% of our gasoline and diesel oil products from the following five suppliers:

•	Shaan Xi Yanchang Oil (Group) Company

•	Shaan Xi Railroad Oil Trading Company

•	Shaan Xi Oil and Chemical Industrial Company

•	China Oil and Chemical Company North-West Branch

•	Shaan Xi Baojiang Oil and Chemical Company

During the fiscal year ended December 31, 2007, based on cost, we purchased approximately 57.99% of our gasoline and diesel oil products from Shaan Xi Yanchang Oil (Group) Company. We have a long-standing relationship with Shaan Xi Yanchang Oil (Group) Company, which includes establishing supplying and purchasing stations with three oil refining factories that are owned by Shaan Xi Yanchang Oil (Group) Company. In Shaanxi Province, we are the only entity that has established supplying and purchasing stations with the Shaan Xi Yanchang Oil (Group) Company. While we depend on Shaan Xi Yanchang Oil Group for the majority of our supply needs, we believe that we can find alternative suppliers on comparable terms within a reasonable amount of time without any significant disruption in our operations.

Raw Materials for Biodiesel Production

We have access to diversified biodiesel raw materials. Besides oil plants, we can also use waste oil and acidized oil as raw material for our biodiesel production.

We have signed raw material purchasing contracts with local associations such as the Forestry Bureau of Yongshou County, the Forest and Fruits Production Managing Station of Danfeng County, the Forestry Bureau of Ningqiang County and the Forestry Bureau of Liuba County, some of which are governmental entities. These associations organize local farmers to plant oil plants. The associations are then responsible for collecting the oil plant seeds and delivering them to our pre-processing factories. The purchasing contracts obligate the associations to first offer to sell the feedstock to us at the lowest rates. If the supply of feedstock is greater than our demands, they can then sell any remaining feedstock to other companies.

Shaanxi Province is the second largest cultivator of prickly ash, an oil plant, in China. Together, the local farmers in Shaanxi Province have planted approximately 2,460,000 acres of prickly ash, 850,000 acres of cornel and 150,000 acres of pistacia chinensis. Even though we could satisfy all of our current feedstock demands solely with prickly ash, we diversify our feedstock supply with other oil plants, waste oil and acidified oil because the costs of these raw materials are lower than prickly ash. There is also significant acreage of wild oil plants that grow throughout Shaanxi Province. However, because the feedstock available from the local associations currently satisfies our supply demands, we do not rely on any supplies of wild oil plants for our production needs. Further, at our waste oil disposition center, we have the ability to recycle approximately 48,000 tons of waste oil annually. In addition to manufacturing biodiesel from oil plant seeds, the recycling of waste oil after rough processing permits us to manufacture an additional 43,200 tons of biodiesel annually from the waste oil, based on a 90% oil extracting rate.

According to the Chamber of Forestry of Shaanxi Province, the government of Shaanxi Province plans to allow more than 20 million acres of forestlands to be used as farmland solely for the planting of oil plants. Approximately half of this acreage is already currently being used to plant oil crops. It takes approximately three to five years for such crops to grow to be harvested. We believe that the abundant supply of feedstock currently available in Shaanxi Province, along with government plans to convert forestlands to farmlands for the cultivation of oil plants, is sufficient for our current needs and will be sufficient for our expanded demands for raw material once we complete the expansion of our biodiesel manufacturing facility.

We have established cooperation relationships with pre-processing factories, such as Hancheng City Golden Sun Prickly Ash Oil and Spicery Co.,Ltd. and Tongchuan City Hongguang Oil Processing Plant, for rough processing, which is the extraction of plant oil from oil plant seeds. We have acquired three oil extracting plants for pre-processing of feedstock.

We have established Xi’an Waste Oil Disposition Center in cooperation with Xi’an Weiyang District Limin Environmental Chemical Plant and Xi’an Environment Protection Bureau. We are the 60% owner of this plant, which can recycle approximately 48,000 tons of waste oil annually. The recycling of waste oil after rough processing permits us to manufacture an additional 43,200 tons of biodiesel annually from the waste oil, based on a 90% oil extracting rate. We own Huangbao Waste Oil Disposition Center near our biodiesel facility which will become operational in May 2008. The production of recycled waste oil for use in our biodiesel manufacturing will increase annually due to the establishment of these waste oil disposition centers.

Research and Development

As a result of long-term technology cooperation agreements with scientific institutions and universities, we own oil mixing and processing technologies, two utility model patents and three invention patents. In practice, we propose the subject matter to be researched and pursuant to these agreements we entrust our R&D partners to perform the research and analysis and provide advanced technology services. We have been researching technology that would enable us to extract linolenic acid from prickly ash seeds. The next step in this research is referred to as deep R&D where the focus is now on extracting a purer form of linolenic acid from prickly ash seeds. If successful, we believe that this technology could reduce the costs associated with producing biodiesel by approximately 50%.

Competition; Competitive Advantages and Strategies

Oil Products

We estimate that we have approximately ten major competitors in Shaanxi Province in China that also produce and distribute oil products similar to ours, including Shaanxi Dongda Petro-Chemical Co., Ltd., Shaanxi Dayun Petrochemical Material Co., Ltd. and Baoji Huahai Industry Corp. Based on the amount of oil products we purchase from Shaanxi Yan Chang Oil (Group) Co., Ltd., one of the largest oil suppliers in China, we rank third among our competitors and we maintain 30% of the market share in Shaanxi Province. We are one of the few licensed oil product distributors in Shaanxi Province. In April 2004, we were granted a license to distribute finished oil products by the Ministry of Commerce of the PRC. We are also one of 13 enterprises that were recognized as qualified enterprises operating in the fuel business in Shaanxi Province by the Shaanxi Province Government.

We believe we have the following advantages over our competitors in this market:

•
Oil distribution license. Under Chinese Oil Products Market Managing Regulations, the distribution of biodiesel is listed in the market management of finished oil. Only companies who obtain an Oil Distribution License are permitted to distribute biodiesel. Because Baorun Industrial has an Oil Distribution License, we could distribute as well as manufacture the biodiesel we produce while other biodiesel manufacturers must distribute their product through other companies that have obtained Oil Distribution Licenses.

•
Decentralized industry risk. Our industry orientation is finished oil wholesaling and biodiesel production and we have expanded into gas station operation. While we increase the production of biodiesel, we are also working to expand the wholesale and retail distribution of finished oil. Our profit comes from oil distribution and biodiesel production. We believe we are less sensitive than other biodiesel producers to market demands, price fluctuation and introduction of new biodiesel products due to the several-pronged nature of our operations.

•
Qualification. We have obtained a distribution license from the Ministry of Commerce for the distribution of heavy oil and finished oil products. The Ministry of Commerce has stringent requirements for entities that intend to distribute oil products and the governing authority conducts strict annual inspections of oil distributors. Currently, only ten enterprises in Shaanxi Province are licensed by the Ministry of Commerce to distribute finished oil, three of which also have finished oil and heavy oil distribution licenses.

•
Supply advantage. Shaanxi Yan Chang Oil (Group) Co., Ltd., one of the four largest qualified raw oil and gas exploration enterprises in China, is our largest oil supplier. We have established a stable long-term relationship with Shaanxi Yan Chang Oil (Group) Co., Ltd. and also have established supplying and purchasing stations with Yan’an Oil Refining Factory, Yongping Oil Refining Factory and Yulin Oil Refining Factory, all of which are oil refining factories that are owned by Shaanxi Yan Chang Oil (Group) Co., Ltd. In Shaanxi Province, we are the only entity that has established supplying and purchasing stations with the Shaanxi Yan Chang Oil (Group) Co., Ltd.

•	Advanced oil mixing technology. By applying our advanced proprietary oil mixing technology, the quality of our oil products has been greatly enhanced.

•
Special railway. We have the exclusive right to use three railway lines in Shaanxi Province to distribute our oil products. We are the only enterprise in Shaanxi Province that has the capability to distribute oil products to Yunnan Province, Guizhou Province and Sichuan Province directly and to other geographic areas in China.

•
Strong storage capability. Our oil depot storage capability reaches 37,000 cubic meters. Aside from the need for strong funding support for newcomers to this industry, new entrants must also have significant storage capacity to be able to compete, which is a great barrier to entry for new competitors.

•	Gas Station. We own and operate our own gas station where we are able to sell our oil products.

Biodiesel Fuels

In the area of biodiesel fuel production, we are not aware of the existence of any significant competitors in Shaanxi Province. However, we face competition from competitors in other geographic areas in China and foreign competitors, if such foreign competitors choose to export their biodiesel to China.

We believe that we have the following advantages over our competitors in this market:

•
Lower cost of supply. We have a rich and stable source of feedstock for biodiesel production, such as castor bean, Chinese pistache, Chinese prickly ash and Chinese pine. We are in partnership with local governments and farmers who have entered into contracts with us to first offer their feedstock to us at the lowest rates.

•	Advanced technologies and equipment. By employing our own proprietary processing technology and equipment, our processing efficiency is greatly enhanced resulting in reduced processing costs.

•
Higher quality. While China has not yet set forth standards for biodiesel products, we employ German and United States standards which are recognized as high quality and acceptable in our industry worldwide to develop and produce our biodiesel products. In addition, we believe that we maintain high quality biodiesel as a result of employing our proprietary technologies and research and development efforts in connection with several universities and institutions and high quality feedstock.

•
Manufacturing capability. We estimate that the demand for biodiesel in China will be 2,000,000 tons by the end of 2010. Our new biodiesel facility has a full utilization capability of 100,000 tons. We plan to increase our biodiesel production capacity through construction of a new facility over the next two or three years.

•
Lower price. The cost of feedstock accounts for 75% of the total cost of the biodiesel production. Due to our contractual relationships for feedstock supply with the local government and farmers and because we are one of the leading biodiesel producers in Shaanxi Province, our supply costs are much lower than other competitors. Our reduced supply costs enable us to offer our products at a lower price compared to our competitors, which we believe will put us in a position ahead of our competitors for a larger share of the market.

•
High profitability. The biodiesel we produce can be sold to our clients directly and can also be mixed with petro diesel upon 5% to 10% ratio to be distributed to our clients. The current market price of diesel is 6,500 Yuan and the biodiesel we produce can be sold at the price of 6,500 Yuan, but other biodiesel producers without an Oil Distribution License have to sell their biodiesel at the price of 4,500 Yuan to companies with an Oil Distribution License (such as Petro China, Sinopec and Baorun Industrial ) who can then sell the biodiesel to distributors or end users. Therefore, we have higher profitability than the other biodiesel manufacturers without Oil Distribution Licenses.

•
Stable distribution channels. With many years operating experience, we have established stable sales networks. Biodiesel and petro diesel share the same market. Our sales network reaches many provinces, such as Shaanxi, Henan, Hebei, Shandong, Shanxi, Hunan, Hubei, Jiangxi, Guizhou, Yunnan, Beijing, Shanghai, Fujian and Xinjiang. We can distribute our biodiesel through our existing distribution channels to reduce the cost.

•
Strong industrial relationships. Since we have been engaged in the oil trade business for many years, we have established strong industrial relationships with our customers, which we believe provide significant opportunities for our biodiesel business.

•
Excellent research and development capabilities. We have kept long-term cooperative relationships with many top Chinese universities and institutions to engage in the research and development of new biodiesel products including Tsinghua University, Xi’an Communication University, Xi’an Oil University, Northwest University of Forestry and Agriculture, Northwestern Chemical Research Institution and Luoyang Chemical Engineering Design Institute.

Growth Strategy

We currently have a number of initiatives in place to drive our future growth.

•
Expansion of biodiesel production. In 2006, we built our 10,000 square-meter biodiesel production facility with annual output capability of 100,000 tons, located in Tongchuan City, Shaanxi Province, which was put into production in October 2007. We anticipate that our new biodiesel facility will be at full utilization by the end of 2008. Therefore, we plan to increase our biodiesel production capacity within the next two to three years either through construction of a new facility or through acquisitions of other biodiesel facilities.

•
Establishment of additional feedstock planting bases. Through agreements with the Bureau of Forestry in Shaanxi Province, we are entitled to the feedstock from five planting bases which, on an annual basis, can provide us with 68,000 tons of raw materials for biodiesel production. These planting bases are located in Danfeng, Ningqiang, Liuba, Tongchuan and Caotan Town, which includes Xi’an Weiyang District Limin Environmental Chemical Plant which became operational in October 2007. Over the next 12 months, we plan to add three additional planting bases under similar agreements with such Bureau of Forestry to provide us with an additional 20,000 tons of raw materials for biodiesel production on an annual basis.

•
Increased capacity of waste oil recycling. Besides oil plants, we can also use waste oil as raw materials for our biodiesel production. We have established Xi’an Waste Oil Disposition Center in cooperation with Xi’an Weiyang District Limin Environmental Chemical Plant and Xi’an Environment Protection Bureau. We are the 60% owner of this plant, which can recycle approximately 48,000 tons of waste oil annually. The recycling of waste oil after rough processing permits us to manufacture an additional 43,000 tons of biodiesel annually from the waste oil, based on a 90% oil extracting rate. We are in the process of constructing a second waste oil recycling center, Huangbao Waste Oil Disposition Center which is near our biodiesel facility and located in Tongchuan. This second facility will have the capacity to collect enough waste oil to produce 21,000 tons of biodiesel on an annual basis. We expect the new facility to become operational in May 2008. The production of recycled waste oil for use in our biodiesel manufacturing will increase annually due to the establishment of these waste oil disposition centers.

•
Acquisition of oil extracting plants. We recently acquired three oil processing plants for “rough processing,” the process in which plant oil is extracted from oil plant seeds. These plants are Shaanxi Xunyang Miaoping Oil Extraction Plants, Shaanxi Jingyang Sanqu Oil Processing Plant and Shaanxi Yulin Fuda Oil Processing Plant. In addition, through agreements with each of Hancheng City Golden Sun Prickly Ash Oil and Spicery Co., Ltd. and Tongchuan City Hongguang Oil Processing Plant, we can also use those plants for our rough processing. These five oil processing plants enable us to produce an aggregate of 68,000 tons of biodiesel on an annual basis from the extraction of plant oils.

•
Enhancing proprietary technology. We possess the technology and know-how for oil mixing and processing technologies. We also have two utility model patents and three invention patents related to biodiesel. We are committed to continuously improve our technology and manufacturing processes to achieve higher quality and efficiency.

•
Importation of oil products. We are in the process of applying for a government license to import oil products from overseas. China’s growing economy has fueled the increased demand for oil products in China. In China, the government has been implementing guiding prices for oil products. As oil import tariffs fall lower and the globalization of oil trade increases, we believe that China’s oil trading companies will have more opportunities. When international oil prices are lower than China’s guiding price, those companies with importing licenses are able to purchase oil from overseas at relatively lower prices than in China, and are then able to increase their profits from sales. As China becomes more dependent on imported oil, we believe that an import license will bring us more trading opportunities, expand our customer base and increase our market share.

•
Acquisition of additional gas stations. In February 2007 we acquired a gas station located in Xi’an, Shaanxi Province. We plan to acquire several gas stations in the Shaanxi Province over the next three years. Such acquisitions will enable us to increase the retail  distribution for both our finished oil and biodiesel products.

Sales and Marketing

We have developed a stable sales network for our products in a number of provinces and municipalities including Shaanxi, Henan, Hebei, Shandong, Shanxi, Hunan, Hubei, Jiangxi, Guizhou, Yunnan, Beijing, Shanghai, Fujian and Xinjiang. We now employ 16 full-time salespersons. As our business expands, we intend to further expand our sales network and develop more sales channels.

Intellectual Property

Our core technologies consist of: (i) know-how technologies to improve the quality of heavy oil and finished oil products and (ii) two utility model technologies and three inventions related to the biodiesel production. We do not have patent protection for our know-how technology.

In September 2006, we filed the following five patent applications with the State Intellectual Property Office of the PRC (“SIPO”), all of which are related to our biodiesel production and all of which were accepted by SIPO:

•
Application No. 200610152506.X for a new composite catalyst for preparing biodiesel. On November 17, 2006, Baorun Industrial received preliminary invention patent approval from SIPO for its proprietary biodiesel compound activator.

•	Application No. 200610152507.4 for a new technology for processing biodiesel with catalyst or splitting decomposition in liquid or gas face.

•	Application No. 200610152508.9 for a biodiesel processing technique.

•	Application No. 200620137855.X for a new reaction vessel for preparing biodiesel and composite diesel.

•	Application No. 200620137854.5 for new reaction equipment for preparing biodiesel.

We have patent protection on each of our patents for a period of five years. The renewal process only requires us to re-apply for such protection. There is little to no risk of revocation of such protection by the SIPO.

In addition, we own the rights to technologies developed jointly with various scientific institutions and research centers. We developed technologies for the production of biodiesel jointly with the Xi’an Petroleum University and Northwest University of Forestry and Agriculture. We developed our proprietary technology for the production of biodiesel jointly with the Beijing Qing Da Ke Ma Technology Co., Ltd. and ownership of the resultant technology was transferred to us by a contract dated September 4, 2006. We own the right to the oil mixing technology developed by Xi’an Petroleum University by a contract dated December 18, 2005.

Customers

Our primary target customers are oil product trading companies in China (i.e., sales subsidiaries of Sinopec and PetroChina) and terminal users (i.e., gas stations, electric power companies and shipping companies).

We currently sell our oil products to regional distributors in China that supply retail service stations and directly to end users through our retail service gas station. Twenty percent of the biodiesel we produced was mixed with petro-diesel and was sold to oil distributors. Eighty percent of the biodiesel we produced was sold to the Tongchuan Huaneng Power Plant and Weihe Power Plant. We do not believe that our sales are affected by seasonality.

We have adopted different means for payment based upon the financial principles and customs of our respective clients. For example, we have entered into agreements with PetroChina, Sinopec, Tongchuan Huaneng Power Plant and other state-owned enterprises whereby we deliver products to agreed upon locations and these customers agree to pay us after delivery of a certain quantity of product. However, our customers that own and operate private gas stations, for example, typically pay 10% to 15% of the total purchase price of the products to be delivered in advance, and when delivery takes place, they pay the remaining amounts owed.

As of the fiscal year ended December 31, 2007, the following chart reflects our top five customers ranked by the dollar amount sold to each customer:

Name of Customer	Sales for the Period by Customer	% of Sales for the Period

Guizhou Nengfa Power Fuel Corporation	$4,289,742	4.92%

Huaneng International Power Development Corporation	$4,248,182	4.88%

Chuan Yu Branch of China Petroleum & Chemical Sales Corporation	$3,081,952	3.54%

Langfang Branch of Beijing Huayou Petroleum Corporation	$2,832,086	3.25%

Jinao (Hubei) Science and Technology Chemical Industry Co., Ltd.	$2,329,282	2.67%

Total Top Five Customers	$16,781,244	19.26%

Total Company Results (Approximate)	$87,104,187	100%

Governmental Regulation

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control and properly dispose of waste gases, waste water, industrial waste dust and other environmental waste materials. Fines may be levied against producers who cause pollution. Currently we do not anticipate any material capital expenditures for environmental compliance for the rest of 2008, unless required by the government during the course of its annual inspections.

In accordance with the requirement of the environmental protection laws of the PRC, we have installed the necessary environmental protection equipment, adopted advance environmental protection technologies, established responsibility systems for environmental protection and reported to and registered with the relevant local environmental protection department. We believe that we have complied with such relevant environmental laws and have never paid a fee for excessive discharge pollutants.

Under PRC dangerous chemical laws and regulations, all dangerous chemical manufacturing facilities are required to obtain a Safe Production Permit. We obtained such permit in April 2007. The permit is valid for a period of three years and is renewable for additional periods of three years. In order to renew the Safe Production Permit, the subject facility must not have had any fatal accidents and must pass periodic inspections by local work safety administration authorities during the three year period.

In addition, our business is in an industry that is subject to PRC finished oil products laws and regulations. These laws and regulations require enterprises engaged in the wholesaling of finished oil products, including gasoline, diesel and biodiesel, to obtain a Wholesaling Business License. We have obtained such license. Pursuant to the Administrative Measures on the Finished Oil Market promulgated by the Ministry of Commerce of the PRC in 2006, the provincial level government authority conducts annual inspections of the enterprises which have acquired a Finished Oil Wholesale Business License and submits the inspection results to the Ministry of Commerce. If we pass the annual inspection, the Wholesaling Business License will continue to be valid and we can continue to conduct our current business. The enterprises which fail the annual inspection have the opportunity to cure such violations in a limited period of time; otherwise, the approval authority will revoke the Finished Oil Wholesale Business License. For the annual inspection, the governmental authority reviews the following items: (i) the execution and performance of the finished oil supply agreements; (ii) the operation results for the previous year; (iii) whether the finished oil distributor and the basic facilities comply with the technical requirements of the Administrative Measures on the Finished Oil Market; and (iv) finished oil quality, quantity, fire protection, safe production and environmental protection. However, there are no provisions regarding renewal set forth in the Administrative Measures.

With respect to environmental issues that may impact the construction of our biodiesel factory, we have complied with the necessary procedures to commence construction. The governmental authorities reviewed the environmental impact report prepared by a professional institution that we engaged prior to the commencement of construction. After the construction was finished, we obtained environmental approvals from the government authorities in January 2008.

We anticipate that the PRC government will release an official standard for biodiesel fuels in the near future. We will seek to qualify our products for the biodiesel standard when it is released. We believe that our products are well positioned to qualify due to our early production of biodiesel as well as our longstanding history of being in operation since 1999, among other things.

Legal Proceedings

In the normal course of business, we may be subject to claims and litigation. We are not a party to any material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate legal proceedings against us.

Property

The following table summaries the location of real property we own or lease.

Address	Leased/Owned
2-20702, Dongxin City Garden, Xi’an, Shaanxi, China	Owned

Suite 1105, Floor 11, Building One, Dongxin Century Square, Xi’an, Shaanxi Province, China	Owned

Suite 1305, Floor 11, Building One, Da Hua Garden, Xi’an, Shaanxi Province, China	Owned

Suite 1105, Floor 11, Building One, Da Hua Garden, Xi’an, Shaanxi Province, China	Owned

Suite B-901, Zhong Fu New Village Plaza, Xi’an, Shaanxi Province, China	Owned

Space within the Northwest Fire-resistant Materials Factory, Tongchuan, Shaanxi Province, China	Leased

Suite 10719 and 10720, Dongxin Century Square, Xi’an, Shaanxi Province, China	Owned

We entered into a lease agreement with Northwest Fire-resistant Materials Factory in April 2006 whereby we were granted a use right to a piece of land located in Tongchuan City, Shaanxi Province for building our biodiesel production base. We pay rent of 150,000 RMB annually which is paid in three installments for each year during the term of the lease agreement. This agreement has a term of ten years commencing in July 2007 and ending in June 2016. We believe our facilities are suitable and adequate for our current needs. We have completed construction of a biodiesel production facility with an annual output capability of 100,000 tons. We plan to increase our biodiesel production capacity through the construction of a new facility over the next two or three years.

Employees

We have 73 employees. We are compliant with local prevailing wage, contractor licensing and insurance regulations, and have good relations with our employees.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information regarding our current directors and executive officers.

Name	Age	Position

Gao Xincheng	44	Chairman, Chief Executive Officer and President

Li Gaihong	30	Chief Financial Officer, Treasurer and Director

Chen Jun	35	Chief Operating Officer

Gao Xincheng, Chairman, Chief Executive Officer and President

Mr. Gao has served as our Chairman, Chief Executive Officer and President since the consummation of the share exchange on October 23, 2007   . Mr. Gao has extensive experience in the research and marketing of oil products. In November 1999 Mr. Gao founded Baorun Industrial to manufacture and sell finished oil products and biodiesel. Mr. Gao has served as Chief Executive Officer of Baorun Industrial since its inception in 1999 and continues to serve in such position. Mr. Gao received a B.S. in Mechanical Engineering from Xi’an University of Technology in 1985 and an E.M.B.A. from Xi’an Jiaotong University in 2004.

Li Gaihong, Chief Financial Officer, Treasurer and Director

Ms. Li has served as our Chief Financial Officer, Secretary and Treasurer since the consummation of the share exchange on October 23, 2007, and has served as a member of our Board of Directors since December 9, 2007. Prior to that time, Ms. Li served as Chief Financial Officer of Baorun Industrial since September 2005, and continues to serve in such position. From August 2000, until Ms. Li joined Baorun Industrial in September 2005, Ms. Li served as Chief Financial Officer of Xi’an Dongfang Oil Group Co., Ltd., which is located in China and is engaged in the business of oil production. Ms. Li obtained a B.S. in Accounting from Xi’an Northwest University in 1997, and is currently studying to obtain an E.M.B.A. degree in Business Administration from Xi’an Jiaotong University.

Chen Jun, Chief Operating Officer

Mr. Chen has served as our Chief Operating Officer since the consummation of the share exchange on October 23, 2007. Prior to that time, Mr. Chen served as Chief Operating Officer of Baorun Industrial since February 2005, and continues to serve in such position. As Chief Operating Officer of Baorun Industrial, Mr. Chen established the current sales system of the finished oil products and helped Baorun Industrial transform from the sale of fuel oil to finished oil products. From February 2000 to February 2005, Mr. Chen served as Manager of Sinopec Hubei Petroleum Company, which is located in China and is engaged in the business of oil distribution. Mr. Chen obtained a B.S. in Petroleum Refining from Hanjiang Petroleum Administration Institute in 1992.

Corporate Governance

Director Independence

We do not currently have any independent directors serving on our board of directors.

Board Committees

We are currently listed on the OTC Bulletin Board and are not required to have an audit committee, nominating committee or a compensation committee. Our board of directors currently performs the functions that would be delegated to the audit committee.

Code of Ethics

We adopted a Code of Business Conduct and Ethics on March 28, 2008. The Code of Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of the Code of Ethics is included as Exhibit 14 to our 2007 annual report on Form 10-K filed with the SEC. A printed copy of the Code of Ethics may also be obtained free of charge by writing to China Bio Energy Holding Group Co., Ltd., Dongxin Century Square, 7th Floor, Hi-Tech Development District, Xi’an, Shaanxi Province, PRC 710043.

Executive Compensation

Compensation Discussion and Analysis

We strive to provide our named executive officers with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in the same or similar locality.

It is not uncommon for companies with operations primarily in China operations to have base salaries and bonuses as the sole and only form of compensation. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. The base salary is compared to similar positions within comparable peer companies and with consideration of the executive’s relative experience in his or her position. Based on an evaluation of available information with respect to the base salaries of executives of our competitors, the base salary and bonus paid to our named executive officers is in line with our competitors. Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

We plan to implement a more comprehensive compensation program appropriate for executives of a public company, which takes into account other elements of compensation, including without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that such compensation programs shall be comparative to our peers in the industry and aimed to retain and attract talented individuals.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Gao Xincheng (1)	2007	8,500	1,500	-	10,000

President, Chief Executive Officer and Director	2006	7,700	1,000	-	8,700

	2005	7,500	800	-	8,300

Li Gaihong (1)	2007	4,000	1,200	-	5,200

Chief Financial Officer, Treasurer and Director	2006	3,000	900	-	3,900

	2005	2,800	700	-	3,500

John Vogel (2)	2007	-0-	-0-	-0-

Chief Executive Officer and President	2006	-0-	-0-	-	-0-

	2005	N/A	N/A	N/A	N/A

(1)	Reflects compensation received by our named executive officers in their capacities as executive officers of Baorun Industrial.

(2)
No amounts are reported for Mr. Vogel for the fiscal year ended December 31, 2005, as Mr. Vogel was not an executive officer of our company during that time. Mr. Vogel resigned as our Chief Executive Officer and President on October 23, 2007, in connection with the share exchange.

Since we are the only publicly traded oil company in Shaanxi Province, we relied on information from the HR Department of Shaanxi, HR Service Center for the average executive compensation levels of private peer companies, including Xi’an Dongda Petroleum Co., Ltd., Xi’an Dongfang Oil Group Co., Ltd., Shaanxi Baojiang Petroleum and Chemical Co., Ltd., Xi’an Zhongli Petroleum LLC, Xi’an Northern Petroleum Co., Ltd. and Shaanxi Dayun Petroleum and Chemical Co., Ltd.

During each of the last three fiscal years, none of our other officers had salary and bonus greater than $100,000. Our executive officers will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board of Directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Employment Contracts and Termination of Employment, and Change-In-Control

Baorun Industrial entered into an employment agreement with Mr. Gao Xincheng to employ him as its Chairman effective as of October 23, 2007. The current term of the agreement expires on October 22, 2010, and may be renewed for an additional term expiring on October 22, 2013. Mr. Gao is entitled to a base monthly salary in an amount of $800. Baorun Industrial also pays premiums for Mr. Gao for pension, unemployment, medical insurance and other social insurance coverages in accordance with relevant PRC laws and regulations. Baorun Industrial has a right to adjust the salary and welfare benefits of Mr. Gao appropriately based on his capability, experience, attitude, performance, achievement, working-age and position as well as its salary and position adjustment policies and business conditions experienced. Either party to the agreement has a right to terminate the agreement, subject to the terms and conditions therein. In connection with the agreement, Mr. Gao also executed a confidentiality and non-competition agreement.

Baorun Industrial entered into an employment agreement with Ms. Li Gaihong to employ her as its Chief Financial Officer, effective as of October 23, 2007. The current term of the agreement expires on October 22, 2010, and may be renewed for an additional term expiring on October 22, 2013. Ms. Li receives a base monthly salary in an amount of $500. Baorun Industrial also pays premiums for Ms. Li for pension, unemployment, medical insurance and other social insurance coverages in accordance with relevant PRC laws and regulations. Baorun Industrial has a right to adjust the salary and welfare benefits of Ms. Li appropriately based on her capability, experience, attitude, performance, achievement, working-age and position as well as its salary and position adjustment policies and business conditions experienced. Either party to the agreement has a right to terminate the agreement, subject to the terms and conditions therein. In connection with the agreement, Ms. Li also executed a confidentiality and non-competition agreement.

Grants of Plan-Based Awards

None

Outstanding Equity Awards at Fiscal Year-End

None

Option Exercise and Stock Vested

None

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not maintain any non-qualified defined contribution or deferred compensation plans.

Compensation of Directors

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors. Our directors may participate in the Company’s incentive compensation program, but currently to such incentive compensation arrangements are in place.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee during the fiscal year ended December 31, 2007. None of our executive officers prior to the share exchange received compensation for their services during 2007. Mr. Gao participated in the deliberations concerning compensation of the executive officers of Baorun Industrial for the fiscal year ended December 31, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 20, 2008 the number of shares of our common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company’s common stock; (ii) each director; (iii) each of the named executive officers in the Summary Compensation Table; and (iv) all directors and executive officers as a group. As of March 20, 2008, we had 25,454,545 shares of common stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is Dongxin Century Square 7F, Xi’an Hi-tech Development District, Xi’an, China.

All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of March 20, 2008, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock

Redsky Group Limited (1)	22,454,545	88.21%

Princeton Capital Group (2)	1,500,000	5.89%

Gao Xincheng	__	*

Li Gaihong	__	*

Chen Jun	__	*

All Directors, Executive Officers and Director Nominees, as a group	__	__
_____________
* Less than one percent

(1)	The business address of Redsky Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Princeton Capital Group is 6 Market Street, Suite 920, Plainsboro, NJ 08536.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Currently we do not have any independent directors.

In 2005, Baorun Industrial entered into an agreement with Shaanxi Baohui Industrial Development Co., Ltd. (“Baohui”), for the purchase of oil and sale of supplies. Baohui is owned 40% by Ms. Gao Huiling, who owns 20.86% of Baorun Industrial.

On occasion, we satisfy the payment of our accounts payable, through the issuance of notes payable with certain vendors. These notes are issued by our bank. These notes are usually of a short-term nature, approximately three to six months in length. They do not bear interest and are paid by our bank to the vendors upon presentation to the our bank on the date of maturity. Total notes payable to related parties as of December 31, 2007 and December 31, 2006 were approximately $0 and $1,282,000, respectively.

In order to facilitate the issuance of these trade notes, the bank typically requires us to maintain 50% of the value of the trade note in a restricted cash account. In the event of insufficient funds to repay these notes, our bank can proceed with bankruptcy proceedings in the PRC against us. On December 21, 2006 we drew 10,000,000 RMB, or approximately $1,282,000, to Baohui under a six month trade note arrangement. We had 5,000,000 RMB, or approximately $641,000, deposited with the commercial bank classified as restricted cash. This bank trade note facility was secured by ShanXi Ming Xi Tang Da Information Technological Limited Liability Company, an unrelated party, for amounts not covered by the restricted cash account.

As of December 31, 2006, we had receivables due from Baohui amounting to $315,497. This amount was generated from the business between us and Baohui for the purchase of oil from our suppliers, which was then resold to us. Total sales to Baohui for the year ended December 31, 2006 was $644,005.

As of December 31, 2005 we were obligated for various trade notes to Baohui, totaling 8,000,000 RMB, or approximately $991,000. Under these six month trade note arrangements, we deposited 7,000,000 RMB, or approximately $867,000, with a commercial bank classified as restricted cash. These trade notes to Baohui were repaid in January 2006.

Review, Approval or Ratification of Transactions with Related Parties

The transactions with related parties described above by Baorun Industrial were entered into prior to the consummation of the Share Exchange. Baorun Industrial did not have any policies or procedures in place with respect to the review and approval or ratification of the related party transactions that have been described. As a public company we have implemented policies and procedures to review and approve future related party transactions.

We believe that all transactions with related parties were on terms no less favorable than could have been obtained from third parties.

Promoters and Certain Control Persons

On October 23, 2007, we entered into a Share Exchange Agreement, with Baorun Group, Redsky Group Limited, a British Virgin Islands company, Princeton Capital Group LLP, a New Jersey limited liability partnership, Castle Bison, Inc. and Stallion Ventures, LLC. Together, Redsky Group and Princeton Capital Group owned shares constituting 100% of the issued and outstanding ordinary shares of Baorun Group. Pursuant to the terms of the Share Exchange Agreement, Redsky Group and Princeton Capital Group transferred to us all of their shares in Baorun Group in exchange for the issuance of 22,454,545 shares of our common stock to Redsky Group and 1,500,000 shares of our common stock to Princeton Capital Group. As a result of this share exchange, Baorun Group became our wholly owned subsidiary and Redsky and Princeton Capital Group acquired an aggregate of approximately 94.11% of our outstanding common stock.

Our only “promoter” (within the meaning of Rule 405 under the Securities Act of 1933, as amended), or person who took the initiative in the formation of our business or in connection with the formation of our business received 10% of our debt or equity securities or 10% of the proceeds from the sale of such securities in exchange for the contribution of property or services, during the last five years has been Redsky Group. As disclosed elsewhere, in connection with the share exchange, Redsky Group, the majority shareholder of Baorun Group, received 22,454,545 shares of our common stock representing approximately 88.12% of our issued and outstanding shares. Mr. Gao and Ms. Meiyi Xia serve on the board of directors of Redsky Group and Ms. Xia is the sole shareholder of Redsky Group.

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND
RELATED STOCKHOLDER INFORMATION

Since December 2007, our common stock has been quoted on the Over the Counter Bulletin Board, or OTCBB, under the symbol “CBEH” as a result of the share exchange and the change in our name. From July 2005 until December 2007, our common stock was quoted under the symbol “IIMG”..

The following table shows by each fiscal quarter the range of high and low bid quotations reported by the OTCBB in each fiscal quarter from January 1, 2006 through December 31, 2007, and for the first quarter of 2008 and the second quarter of 2008 through May 7. The OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2008	High	Low
First Quarter	$5.50	$4.00
Second Quarter (through May 7)	5.50	4.10

2007	High	Low
First Quarter	$9.00	$3.90
Second Quarter	6.00	3.00
Third Quarter	5.00	1.01
Fourth Quarter	5.50	1.65

2006	High	Low
First Quarter	$0.30	$0.20
Second Quarter	0.25	0.25
Third Quarter	0.25	0.07
Fourth Quarter	0.15	0.07

Holders of Record

As of May 7, 2008, there were 156 holders of record of our common stock.

Dividends

We have never paid any dividends and we plan to retain earnings, if any, for use in the development of our business. Payment of future dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Equity Compensation Plan Information

The following table sets forth aggregate information regarding our equity compensation plans in effect as of December 31, 2007:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-0-	$0	5,840,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	__	__	5,840,000

Our 2003 Equity Incentive Program (the “Plan”) provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards (the “Awards”). Certain Awards are intended to qualify as “incentive stock options” within the meaning of the Internal Revenue Code (the “Code”). Other Awards granted under the Plan are not intended to qualify as incentive stock options under the Code. The Plan was approved by our stockholders on August 11, 2003. The shares of common stock underlying Awards that can be granted under our Plan were registered on a Form S-8 with the Securities and Exchange Commission on November 24, 2003.

The total number of shares of our common stock that may be issued under the Plan may not exceed 6,000,000, of which 1,000,000 will be available for issuance as incentive stock option grants and 5,000,000 will be available for issuance as nonqualified stock option grants. The total number of shares may be increased annually based upon the total number of common stock outstanding in subsequent years. We currently have no Awards issued under the Plan.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We have 80,000,000 authorized shares of common stock, $0.0001 par value per share, of which 25,454,545 shares are issued and outstanding. Each holder of shares of common stock is entitled to one vote per share at stockholders’ meetings. Our Articles of Incorporation do not provide for cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive, pro rata, such dividends as may be declared by the Board of Directors out of funds legally available therefor, and are also entitled to share, pro rata, in any other distributions to the stockholders. Upon any liquidation, dissolution or winding-up, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of shares of common stock do not have any preemptive rights or other rights to subscribe for additional shares. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

We have 1,000,000 authorized shares of preferred stock par value $0.0001 per share, of which 1,000,000 shares are designated as Series A Convertible Preferred Stock (the “Preferred Shares”), and of which 1,000,000 shares are issued and outstanding.

The principal terms of the Preferred Shares that may materially limit or qualify the rights of our Common Stock are as follows:

Voting. Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Preferred Shares and except as otherwise required by Delaware law, the Preferred Shares have no voting rights. We will not effect such specified transactions, which include authorizing, creating, issuing or increasing the authorized or issued amount of any class or series of stock, ranking pari passu or senior to the Preferred Shares, with respect to the distribution of assets on liquidation, dissolution or winding up, without the affirmative vote or consent of the original holder of the Preferred Shares and the holders of 25% of the Preferred Shares outstanding at the time, the calculation of which will include the original holder’s percentage of ownership of the Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Preferred Shares vote separately as a class. The common stock into which the Preferred Shares are convertible will, upon issuance, have all of the same voting rights as other issued and outstanding common stock and none of the rights of the Preferred Shares.

Dividends. The holders of the Preferred Shares are not entitled to any dividends.

Conversion. At any time on or after the issuance date, the holder of any such shares of Preferred Shares may, at the holder’s option, elect to convert all or any portion of the shares of the Preferred Shares held by such person into a number of fully paid and nonassessable shares of common stock equal to the quotient of (i) the liquidation preference amount ($10.00) of the shares of Preferred Shares being converted divided by (ii) the conversion price, which initially is $2.20 per share, subject to certain adjustments.

If within three business days of our receipt of an executed copy of a conversion notice the transfer agent fails to issue and deliver to a holder the number of shares of common stock to which such holder is entitled upon such holder’s conversion of the Preferred Shares or to issue a new preferred stock certificate representing the number of Preferred Shares to which such holder is entitled, we will pay additional damages to such holder on each business day after such third business day that such conversion is not timely effected in an amount equal 0.5% of the product of (A) the sum of the number of shares of common stock not issued to the holder on a timely basis and to which such holder is entitled and, in the event we failed to deliver a preferred stock certificate to the holder on a timely basis, the number of shares of common stock issuable upon conversion of the shares of Preferred Shares represented by such certificate, as of the last possible date which we could have issued such certificate to such holder timely and (B) the closing bid price of our common stock on the last possible date which we could have issued such common stock and such certificate, as the case may be, to such holder timely. If we fail to pay those additional damages within five business days of the date incurred, then such payment will bear interest at the rate of 2.0% per month (pro rated for partial months) until such payments are made.

The conversion price of the Preferred Shares may be adjusted in the event of (i) combination, stock split, or reclassification of the common stock; (ii) capital reorganization; (iii) distribution of dividends; or (iv) the issuance or sale of additional shares of common stock or common stock equivalents.

Liquidation. In the event of the liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of shares of Preferred Shares then outstanding are entitled to receive, out of our assets available for distribution to its stockholders, an amount equal to $10.00 per share or the liquidation preference amount, of the Preferred Shares before any payment are made or any assets distributed to the holders of the common stock or any other junior stock. If our assets are not sufficient to pay in full the liquidation preference amount payable to the holders of outstanding shares of the Preferred Shares tock and any series of preferred stock or any other class of stock ranking pari passu, as to rights on liquidation, dissolution or winding up, with the Preferred Shares, then all of said assets will be distributed among the holders of the Preferred Shares and the other classes of stock ranking pari passu with the Preferred Shares, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of Preferred Shares will be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of Preferred Shares. All payments pursuant thereto, are to be in cash, property (valued at its fair market value as determined by an independent appraiser chosen by the Company and reasonably acceptable to the holders of a majority of the Preferred Shares) or a combination thereof; provided , however , that no cash is to be paid to holders of junior stock unless each holder of the outstanding shares of Preferred Shares has been paid in cash the full Liquidation Preference Amount to which such holder is entitled as provided herein.

Warrants

Pursuant to the financing we completed on October 23, 2007, we issued a Series A-1 Warrant to purchase 3,409,091 shares of our common stock at an exercise price of $3.00 and a Series A-2 Warrant to purchase 2,272,728 shares of our common stock at an exercise price of $4.40. Each warrant has a five year term from the issuance date.

The Warrants, at the option of the holder, may be exercised by cash payment of the exercise price or if the registration statement is not then declared effective by the SEC by “cashless exercise”. We will not receive any additional proceeds to the extent that warrants are exercised by cashless exercise.

Commencing 24 months following the closing of the financing, if the per share market value of one share of common stock is greater than the warrant price and the registration statement is not in effect, in lieu of exercising this warrant by payment of cash, the warrant holder may exercise the warrant by a cashless exercise by surrender of the warrant, in which event we will issue to the holder a number of shares of our common stock computed using the following formula:
X = Y - (A)(Y)
B

Where	X =	the number of shares of common stock to be issued to the warrant holder.

	Y =	the number of shares of common stock purchasable upon exercise of all of the warrant or, if only a portion of the warrant is being exercised, the portion of the warrant being exercised.

	A =	the warrant price.

	B =	the per share market value of one share of common stock.

The exercise price and number of shares of our common stock issuable upon exercise of the warrants may be adjusted in certain circumstance, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation and the issuance of rights to purchase additional shares of our common stock or to receive other securities convertible into additional shares of common stock.

For a period of one year following the original issue date (the “Full Ratchet Period”), in the event we issue any additional shares of common stock at a price per share less than the exercise price then in effect or without consideration, then the exercise price upon each such issuance will be adjusted to a price equal to the consideration per share paid for such additional shares of common stock.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of a warrant, a holder would be entitled to receive a fractional interest in a share, we will pay to the holder cash equal to such fraction multiplied by the then fair market value of one full share.

Pursuant to the terms of the warrants, we will not effect the exercise of any warrants, and no person who is a holder of any warrant has the right to exercise his/her warrants, to the extent that after giving effect to such exercise, such person would beneficially own in excess of 4.99% of the then outstanding shares of our common stock. However, the holder is entitled to waive this cap upon 61 days notice to us.

Registration Rights

Pursuant to the registration rights agreement we entered into with certain of the Selling Stockholders in connection with the Share Exchange, we agreed to file the registration statement of which this prospectus is a part and use our best efforts to have the registration statement declared effective by no later than April 21, 2008. We are required to keep the registration statement continuously effective under the Securities Act for an effectiveness period to end on the earlier of the date when all of the securities covered by the registration statement have been sold or the date on which such securities may be sold without any restriction pursuant to Rule 144. We will pay liquidated damages of .75% of the dollar amount of the shares registered in the registration statement per month, payable in cash, up to a maximum of 7.5%, if the registration statement is not declared effective by April 21, 2008 or ceases to be effective prior to the expiration of the effectiveness period. However, no liquidated damages are to be paid with respect to any shares that we are not permitted to include in the registration statement due to the SEC’s application of Rule 415.

In connection with the issuance of the Preferred Shares and Warrants in the October 2007 financing, we entered into a registration rights agreement with Vision Opportunity Master Fund Ltd. in which we agreed to file a registration statement with the SEC to register the shares of common stock underlying the shares of Preferred Stock on the day that is the 45th day following the later of (i) 60 days following the sale of all of the shares included in this prospectus and (ii) six months following the date of this prospectus [effective date of this Registration Statement], or any subsequent registration statement with respect to the selling stockholder shares, or such earlier date as permitted by the SEC. We have agreed to use our best efforts to have the Vision registration statement declared effective within 105 calendar days of filing, or 135 calendar days of filing in the case of a full review by the SEC. We are required to keep the Vision registration statement continuously effective under the Securities Act for an effectiveness period to end on the earlier of the date when all of the securities covered by the Vision registration statement have been sold or the date on which such securities may be sold without any restriction pursuant to Rule 144. We will pay liquidated damages of 1% of the dollar amount of the Preferred Shares sold in the October 2007 financing per month, payable in cash, up to a maximum of 10%, if the Vision registration statement is not filed or declared effective within the foregoing time periods or ceases to be effective prior to the expiration of the effectiveness period. However, no liquidated damages are to be paid with respect to any shares of Preferred Stock that we are not permitted to include in the Vision registration statement due to the SEC’s application of Rule 415.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our common stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive So., #430, Denver, Colorado 80209. Our Transfer Agent and Registrar’s telephone number is 303-282-4800.

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

Our financial statements as of and for the years ended December 31, 2007, 2006 and 2005 included in this prospectus and in the registration statement have been audited by Sherb & Co., LLP, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and the shares being offered under this prospectus, we refer you to the registration statement, including the exhibits and schedules thereto.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet web site. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

CHINA BIO ENERGY HOLDING GROUP CO., LTD.
AND ITS SUBSIDIARIES

1900 NW Corporate Blvd., Suite East 210 Boca Raton, FL 33431 Tel: 561.886.4200 Fax: 561.886.3330 e-mail. info@sherbcpa.com Offices in New York and Florida

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Directors
China Bio Energy Holding Group Co., Ltd.

We have audited the accompanying consolidated balance sheets of China Bio Energy Holding Group Co., Ltd. and its Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Bio Energy Holding Group Co., Ltd. as of December 31, 2007, and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
March 21, 2008

CHINA BIO ENERGY HOLDING GROUP CO., LTD. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEET

	As of December 31,
	2007	2006
ASSETS

CURRENT ASSETS
Cash & cash equivalents	$1,382,371	$631,443
Restricted cash	200,000	641,433
Accounts receivable	288,589	5,745,362
Other receivables	1,548,681	159,857
Prepaid expenses	2,896,493	-
Advance to suppliers	16,546,506	4,276,233
Inventory	12,082,962	7,303,981
Advance to shareholders	-	22,054
Due from related party	593,696	315,497

Total current assets	35,539,298	19,095,860

CONSTRUCTION IN PROGRESS	-	515,742

PROPERTY AND EQUIPMENT, net	8,166,250	704,871

TOTAL ASSETS	$43,705,548	$20,316,473

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$179,617	$2,267,116
Advance from customers	499,908	381,809
Taxes payable	125,015	744,666
Other payables	3,165,677	282,638
Accrued expenses	67,875	-
Notes payable - trade / related party	-	1,282,052
Loan payable	1,370,877	1,019,231
Long term notes payable - current portion	67,287	36,670

Total current liabilities	5,476,256	6,014,182

LONG TERM LIABILITIES	33,655	61,862

Total liabilities	5,509,911	6,076,044

COMMITMENT AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value; authorized shares 1,000,000; issued and outstanding 1,000,000 shares	1,000	-
Common stock, $0.0001 par value; authorized shares 80,000,000; issued and outstanding 25,454,545 shares and 23,954,545 as of December 31, 2007 and 2006, respectively	2,545	2,395
Paid-in capital	19,611,938	2,533,837
Statutory reserve	2,051,030	1,110,374
Accumulated other comprehensive income	2,319,732	624,806
Retained earnings	14,209,392	9,969,017

Total stockholders’ equity	38,195,637	14,240,429

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$43,705,548	$20,316,473

The accompanying notes are an integral part of these consolidated financial statements.

CHINA BIO ENERGY HOLDING GROUP CO., LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2007	2006	2005
Net sales	$87,104,187	$54,427,820	$29,217,184

Cost of goods sold	77,006,690	48,666,440	24,843,313

Gross profit	10,097,497	5,761,380	4,373,871

General and administrative expenses	1,686,760	356,392	216,362

Income from operations	8,410,737	5,404,988	4,157,509

Non-operating income(expenses)
Interest income(expenses)	(142,442)	(86,254)	(16,422)
Other income	328,264	24,845	-
Financial expenses	(16,994)	-	-

Total non-operating income(expenses)	168,828	(61,409)	(16,422)

Net income	8,579,565	5,343,579	4,141,087

Other comprehensive item
Foreign currency translation	1,694,926	464,099	128,667

Comprehensive Income	$10,274,491	$5,807,678	$4,269,754

Net income	8,579,565	5,343,579	4,141,087

Deemed dividend to preferred stockholders	3,398,534	-	-

Net income available to common stockholders	$5,181,031	$5,343,579	$4,141,087

Basic and diluted weighted average shares outstanding
Basic	24,238,107	23,954,545	23,954,545
Diluted	25,145,122	23,954,545	23,954,545

Basic and diluted net earnings per share
Basic	$0.21	$0.22	$0.17
Diluted	$0.21	$0.22	$0.17

CHINA BIO ENERGY HOLDING GROUP CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Preferred stock		Common stock
	Shares	Amount	Shares	Amount	Additional paid in capital	Statutory reserves	Other comprehensive income	Retained earning	Total

Balance at December 31, 2004	-	$-	23,954,545	$2,395	$2,533,837	$130,317	$32,040	$1,464,408	$4,162,997

Net income for the year	-	-	-	-	-	-	-	4,141,087	4,141,087

Transfer to statutory reserves	-	-	-	-	-	445,699	-	(445,699)	-

Foreign currency translation gain	-	-	-	-	-	-	128,667	-	128,667

Balance at December 31, 2005	-	-	23,954,545	2,395	2,533,837	576,016	160,707	5,159,796	8,432,751

Net income for the year	-	-	-	-	-	-	-	5,343,579	5,343,579

Transfer to statutory reserves	-	-	-	-	-	534,358	-	(534,358)	-

Foreign currency translation gain	-	-	-	-	-	-	464,099	-	464,099

Balance at December 31, 2006	-	-	23,954,545	2,395	2,533,837	1,110,374	624,806	9,969,017	14,240,429

Capital contribution	-	-	-	-	3,905,724	-	-	-	3,905,724

Recapitalization on reverse acquisition	-	-	1,500,000	150	(150)	-	-	-	-

Shares issued for cash	1,000,000	1,000	-	-	13,172,527	-	-	(3,398,534)	9,774,993

Net income for the year	-	-	-	-	-	-	-	8,579,565	8,579,565

Transfer to statutory reserves	-	-	-	-	-	940,656	-	(940,656)	-

Foreign currency translation gain	-	-	-	-	-	-	1,694,9266	-	1,694,926

Balance at December 31, 2007	1,000,000	$1,000	25,454,545	$2,545	$19,611,938	$2,051,030	$2,319,732	$14,209,392	$38,195,637

CHINA BIO ENERGY HOLDING GROUP CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	For The Years Ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,579,565	$5,343,579	$4,141,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	228,833	104,443	65,861
Bad debt expenses	-	28,930	-
(Increase) decrease in current assets:
Accounts receivable	5,644,946	(3,607,785)	734,378
Other receivable and prepaid expenses	(4,099,356)	(143,252)	299,071
Advance to suppliers	(11,484,067)	(1,826,306)	(4,129,702)
Inventory	(4,098,099)	(1,791,200)	(460,985)
Due from related party	(245,852)	(37,756)	(528,426)
Increase (decrease) in current liabilities:
Accounts payable	(1,889,778)	1,226,872	1,040,244
Advance from customers	87,896	(83,033)	(1,456,698)
Taxes payable	(643,780)	752,253	(56,980)
Other payables and accrued expenses	2,811,389	53,803	130,706

Net cash provided by (used in) operating activities	(5,108,303)	20,548	(221,444)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash for investing activity	(200,000)	-	-
Sale of investment	-	37,175	-
Acquisition of property & equipment	(6,809,173)	(412,717)	(19,659)
Construction in progress	-	(515,742)	-

Net cash used in investing activities	(7,009,173)	(891,284)	(19,659)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment from / (Advance to) shareholder	22,617	(738)	(12,790)
Repayment of short term loan	(1,577,744)	-	-
Proceeds from short term loan	269,531	1,019,231	-
Repayment from long term notes payable	(4,235)	-	(21,800)
Proceeds from long term notes payable	-	89,697	-
Issuance of preferred stock	9,774,993	-	-
Capital contribution	3,905,724	-	-
Notes payable – trade	-	(743,494)	743,494
Notes payable – related party	-	290,726	(713,912)
Restricted cash	657,811	225,977	(14,791)

Net cash provided by (used in) financing activities	13,048,697	881,399	(19,799)

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	931,221	10,663	(260,902)

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	(180,293)	464,099	128,033

CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	631,443	156,681	289,550

CASH & CASH EQUIVALENTS, END OF YEAR	$1,382,371	$631,443	$156,681

Supplemental Cash flow data:
Income tax paid	$-	$-	$-
Interest paid	$137,463	$108,423	$40,016

CHINA BIO ENERGY HOLDING GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

China Bio Energy Holding Group Co., Ltd. (the “Company” or “CBEH”) was originally incorporated in the State of Delaware in July 1998 under the corporate name “AMS Marketing Inc.” and in October 2003, the Company changed  its name to “International Imaging Systems, Inc.” On November 15, 2007, through a merger of its newly-formed wholly owned subsidiary, China Bio Energy Holding Group Co., Ltd. (Merger Sub), the Company’s name was changed to “China Bio Energy Holding Group Co., Ltd.” The separate existence of Merger Sub then ceased after the merger. The Company is currently engaged in the development, exploration, production and distribution of bio-diesel and wholesale and processing of heavy oil and finished oil products through its indirect wholly owned operating subsidiary in China.

On October 23, 2007, the Company entered into a Share Exchange Agreement, with Baorun China Group Limited (“Baorun Group”), a company organized in September 2007 under the laws of Hong Kong, and its shareholders Redsky Group Limited (“Redsky Group”), a British Virgin Islands company, and Princeton Capital Group LLP, a New Jersey limited liability partnership, Castle Bison, Inc. and Stallion Ventures, LLC. Redsky Group and Princeton Capital Group owned shares constituting 100% of the issued and outstanding ordinary shares of Baorun Group. Pursuant to the terms of the Share Exchange Agreement, Redsky Group and Princeton Capital Group transferred all of their shares in Baorun Group in exchange for the issuance of 22,454,545 shares of the Company’s common stock to Redsky Group and 1,500,000 shares of the Company’s common stock to Princeton Capital Group. As a result of this share exchange, Baorun Group became wholly-owned subsidiary of the Company, and Redsky Group and Princeton Capital Group acquired an aggregate of approximately 94.11% of the Company’s outstanding common stock.

Redsky Industrial (Xi’an) Co., Ltd. (“Redsky Industrial”), a wholly foreign owned entity (“WFOE”) and a subsidiary of Baorun Group in the People’s Republic of China (the “PRC”), executed a series of exclusive contractual agreements (“Redsky Contracts”) with Xi’an Baorun Industrial Development Co., Ltd. (“Baorun Industrial”). These contractual agreements allow Redsky Industrial to, among other things, exercise significant rights to influence Baorun Industrial’s business operations, policies and management, approve all matters requiring shareholder approval, and the right to include 100% of the net income earned by Baorun Industrial as part of our Consolidated Financial Statements. In addition, to ensure that Baorun Industrial and its shareholders perform their obligations under these contractual arrangements, Baorun Industrial’s shareholders have pledged to Redsky Industrial all of their equity interests in Baorun Industrial. At such time that current restrictions under PRC law on foreign ownership of Chinese companies engaging in the finished oil industry in China are lifted, Redsky Industrial may exercise its option to purchase the equity interests in Baorun Industrial directly.

Baorun Industrial was registered as a privately owned company on November 11, 1999 in the PRC. Its business operations consist of processing and distributing heavy oil and finished oil. It also engages in the research and development, manufacturing and distribution of bio-diesel. Baorun Industrial distributes its oil products to clients primarily located in the Shaanxi, Henan, Hunan, Sichuan, Hubei, Guizhou, and Xinjiang provinces of the PRC.

As Baorun Group owns Redsky Industrial, which will effectively control Baorun Industrial, Baorun Industrial is deemed a subsidiary of Baorun Group, a legal subsidiary of the Company. Based on Baorun Industrial’s contractual relationship with Redsky Industrial, the Company has determined that a variable interest entity has been created in accordance with FASB Interpretations - FIN 46(R): Consolidation of Variable Interest Entities (as amended) (“FIN 46(R)”). Under FIN 46(R), subsequent to the Redsky Contract and the Exchange Agreement, Baorun Industrial is to be presented as a consolidated subsidiary of the Company.

Prior to the acquisition of Baorun Group, the Company was a non-operating public shell corporation. Pursuant to Securities and Exchange Commission rules, the merger or acquisition of a private operating company into a non-operating public shell corporation with nominal net assets is considered a capital transaction in substance, rather than a business combination. Accordingly, for accounting purposes, the transaction has been treated as a reverse acquisition and a recapitalization, and pro-forma information is not presented. Transaction costs incurred in the reverse acquisition have been charged to expense.

The Company believes that current PRC corporate rules and regulations do not preclude Redsky Industrial, and thereby the Company, from exercising effective control of Baorun Industrial, the operating entity of the Company. Pursuant to the terms of the Business Cooperation Agreement, as amended (“Cooperation Agreement”) entered into between Redsky Industrial and Baorun Industrial, Baorun Industrial shall granted to Redsky Industrial the right to claim 100% of the net income, or loss, of Baorun Industrial in consideration for the services provided by Redsky Industrial,. In addition, Baorun Industrial granted to Redsky Industrial the right to any residual returns and dividends from Baorun Industrial.

The assets and liabilities of Baorun Industrial are accounted for at their carrying costs. Baorun Industrial is not a self-supporting entity and requires the support of Redsky Industrial and their related entities. Redsky Industrial and its related entities were required to finance Baorun Industrial through the issuance of shares of preferred stock by the Company, Redsky Industrial’s ultimate parent. The financing of the Company (Note 16), concurrent with the Share Exchange Agreement, was entered into to enable Baorun Industrial to pursue bio-energy production projects, and to expand existing conventional oil/energy projects. Bio-energy production and the marketing of their products is an industry with limited operating history, and might require additional financing above what Redsky Industrial, the Company and its related entities have currently advanced to Baorun Industrial.

Under the Cooperation Agreement, Baorun Industrial cannot assign its rights under such agreement to another third party without Redsky Industrial’s consent. Under the agreement, Redsky Industrial must notify Baorun Industrial of its intent to assign the agreement to a third party but does not need the consent of Boarun Industrial for such assignment. Under the Cooperation Agreement Redsky Industrial is to absorb 100% of the net income, or loss, of Baorun Industrial. In addition, Baorun Industrial granted to Redsky Industrial the right to any residual returns and dividends from Baorun Industrial. Accordingly, as Redsky Industrial is a wholly owned subsidiary of Baorun Group, which is ultimately a subsidiary of the Company, 100% of Baorun Industrial will be consolidated into Redsky Industrial and ultimately the Company. The right to absorb these benefits, and expenses, are in place for the entire life of the Cooperation Agreement, or until such time that the Cooperation Agreement is voided or cancelled.

Under the series of agreements between Redsky Industrial and the shareholders of Baorun Industrial, prior to the sale of an equity interest of Baorun Industrial to Redsky Industrial, the shareholder of Baorun Industrial selling his or her proportional equity interest must inform the other remaining shareholders of Baorun Industrial of such a transaction.

Pursuant to the terms of the Exclusive Option Agreements among Redsky Industrial, Baorun Industrial and all three shareholders of Baorun Industrial, the purchase price for the equity interest of Baorun Industrial was not established. The purchase price is to be designated by Redsky Industrial to the extent allowed by relevant laws and regulations of the PRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principle of consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly owned subsidiary, Baorun Group and Redsky Industrial, and its consolidated subsidiary, Baorun Industrial (collectively, the “Company”). All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant estimates, required by management, include the recoverability of long-lived assets and the valuation of inventories. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, we consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

As of December 31, 2007 and 2006, we maintained restricted cash of $200,000 in an escrow account for the use of the Company’s investor relations only, and $641,433 in a bank account that is collateral for certain bank loans, respectively. These amounts are presented as restricted cash on the accompanying consolidated balance sheets.

Accounts Receivable

Our policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Based on historical collection activity, no allowance was deemed necessary at December 31, 2007. The bad debt allowance at December 31, 2006 was $28,930.

Inventories

Inventories are valued at the lower of cost or market with cost determined on a moving weighted average basis. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads.

Advances from Customers

Advances from customers consist of prepayments to the Company for products that have not yet been shipped to the customers. Any amounts received prior to satisfying the Company’s revenue recognition criteria are recorded as deferred revenue or advances from customers. The Company will recognize prepayments from customers as revenue at the time the delivery of goods is made.

Property and Equipment

Plants and equipment are stated at the actual cost on acquisition less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciation assets to operations over their estimated service lives, principally on a straight-line basis. Most property, plant and equipment have a residual value of 5% of actual cost. The estimated lives used in determining depreciation are:

Building	20 years
Vehicle	5 years
Office Equipment	5 years
Production Equipment	5 years

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Construction in Progress

Construction in progress is recorded at its purchase price. Construction in progress refers to the bio-diesel production facility that the Company was constructing as of December 31, 2006. The construction in progress has been completed during the year ended December 31, 2007 and has been transferred into the plant and equipment.

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the Company believes that, as of December 31, 2007 and 2006, there were no significant impairments of its long-lived assets.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

According to the related regulation of Chinese tax authority, since Baorun Industrial uses the waste gas, water and residue to produce products, the Company is eligible for the exemption of income taxes for six years from year 2004 to year 2010. Net income for the years ended December 31, 2007, 2006 and 2005 would have been reduced by $3,100,000, $1,760,000 and $1,370,000, respectively, if Baorun Industrial was not exempt from income taxes.

Baorun Group and Redsky Industrial had net operating losses of approximately $769,000 and $44,000, respectively, at December 31, 2007. A 100% valuation allowance has been established due to the uncertainty of its realization.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of Interpretation 48, the Company recognized no material adjustments to liabilities or stockholders’ equity. When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are met are recorded as unearned revenue.

Sales revenue represents the invoiced value of goods, net of value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to Chinese VAT of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product. The Company recorded VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

Sales returns and allowances was $ 0 for each of 2007, 2006 and 2005. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Cost of Goods Sold

Cost of goods sold consists primarily of material costs, direct labor, manufacturing overhead and related expenses, which are directly attributable to the production of products.  Write-down of inventory to lower of cost or market is also recorded in cost of goods sold.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts receivable and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of its clients’ financial condition and customer payment practices to minimize collection risk on accounts receivable.

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, as well as by the general state of the PRC economy.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Cash flows from investing activity exclude transfer from construction in progress of $528,910 to property and equipment for 2007.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Foreign Currency Translation and Comprehensive Income (Loss)

The Company’s functional currency is the Renminbi (“RMB”). For financial reporting purposes, RMB has been translated into United States dollars (“USD”) as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the reporting period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income”. Gains and losses resulting from foreign currency transactions are included in income. There has been no significant fluctuation in exchange rate for the conversion of RMB to USD after the balance sheet date.

This quotation of the exchange rates does not imply free convertibility of RMB to other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rate quoted by the People’s Bank of China.

On July 21, 2005, the central government of China allowed the RMB to fluctuate, ending its decade old valuation peg to the U.S. dollar. Historically, the Chinese government has benchmarked the RMB exchange ratio against the U.S. dollar, thereby mitigating the associated foreign currency exchange rate fluctuation risk. The Company does not believe that its foreign currency exchange rate fluctuation risk is significant, especially if the Chinese government continues to benchmark the RMB against the U.S. dollar.

The Company uses Statement of Financial Accounting Standards No. 130 (SFAS 130) “Reporting Comprehensive Income.” Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income for the year ended December 31, 2007, 2006 and 2005 included net income and foreign currency translation adjustments.

Basic and diluted earning per share (EPS)

Basic EPS is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential shares of common stock had been issued and if the additional shares of common stock were dilutive. Diluted net earning per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase shares of common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earning per share:

	December 31,
	2007	2006	2005
Net income available to common stockholders	$5,181,031	$5,343,579	$4,141,087

Weighted average shares outstanding - basic	24,238,107	23,954,545	23,954,545
Effect of dilutive securities:
Convertible preferred stock	859,278	-	-
Unexercised warrants	47,737	-	-
Weighted average shares outstanding- diluted	25,145,122	23,954,545	23,954,545

Earnings per share - basic	$0.21	$0.22	$0.17
Earnings per share - diluted	$0.21	$0.22	$0.17

Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

SFAS 131 has no effect on the Company’s financial statements as substantially all of the Company’s operations are conducted in one industry segment, that of processing and distributing finished oil. All of the Company’s assets are located in the PRC. All of the Company's sales are in the PRC and are involved in the processing and distribution of finished oil. In the last quarter of the year ended December 31, 2007, the Company had sales of approximately $4,580,000 from its biodiesel facility.

New Accounting Pronouncements

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

•	Acquisition costs will be generally expensed as incurred;
•	Noncontrolling interests (formerly known as “minority interests” - see SFAS 160 discussion below) will be valued at fair value at the acquisition date;
•
Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;
•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, since we are a calendar year-end company we will continue to record and disclose business combinations following existing GAAP until January 1, 2009. We expect SFAS 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Like SFAS 141R discussed above, earlier adoption is prohibited. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS 160 on our consolidated financial position, results of operations and cash flows.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under the accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for fiscal year, including financial statements for an interim period within the fiscal year. The Company is currently evaluating the impact, if any, that SFAS No. 157 will have on its financial statements.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R

In September 2006, the FASB, issued SFAS, No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R,” which requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We adopted the provisions of SFAS No. 158 for the year end 2006, and the effect of recognizing the funded status in accumulated other comprehensive income was not significant. The new measurement date requirement applies for fiscal years ending after December 15, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February of 2007 the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is analyzing the potential accounting treatment.

Considering the Effects of Prior Year Misstatements in Current Year Financial Statements

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The Company adopted SAB 108 in the fourth quarter of 2006 with no impact on its financial statements.

3. CASH BANK ACCOUNT

Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the PRC. Total cash in state-owned banks at December 31, 2007 and 2006 amounted to $1,377,141 and $1,272,876, respectively, of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

4. INVENTORY

Inventories consisted of the following:

	December 31,
	2007	2006

Petroleum	$2,909,158	$716,477
Diesel	6,079,751	1,298,776
Heavy Oil	1,620,487	5,288,728
Other Oil	1,473,566	-

Total	$12,082,962	$7,303,981

5. OTHER RECEIVABLES

Other receivables represent deposits made for diesel oil equipment purchase and acquisition of three oil mill factories. As of December 31, 2007 and 2006, other receivables were $1,548,680 and $159,857, respectively.

6. PLANT AND EQUIPMENT

Plant and Equipment are summarized as follows:

	December 31,
	2007	2006

Building	$314,459	$294,084
Diesel Equipment	7,500,890	-
Office Equipment	98,788	72,818
Other Equipment	25,086	21,926
Motor Vehicles	746,759	578,963
	8,685,982	967,791
Less: Accumulated Depreciation	519,732	262,920
Total	$8,166,250	$704,871

Depreciation expense for the periods ended December 31, 2007, 2006 and 2005 amounted to $228,833, $104,443 and $65,861, respectively.

7. DUE FROM RELATED PARTY

“Due from related party” represents the advance to and prepayment for the purchase from a related company that is 40% owned by one of the shareholders of Baorun Industrial. As of December 31, 2007 and 2006, $593,696 and $315,497, respectively, was due from this related party Purchases from this related party during 2007, 2006 and 2005 were approximately $0, $644,000 and $969,000, respectively. During 2007, “due from related party” was mainly the advance to this related company.

8. MAJOR CUSTOMERS AND VENDORS

Major Customers

During year 2007 and 2006, the Company has increased its finished oil customers and requested payment in advance from the customers. For the years ended December 31, 2007, there were no major customers who made sales over 5% of the Company's total sales as the Company is diversifying its customer base. For the year ended December 31, 2006 and 2005, five customers accounted for approximately 40% and 72% of the Company's sales, respectively, and these customers accounted for approximately 60% of the Company's outstanding accounts receivable at December 31, 2006.

Major Suppliers

For the years ended December 31, 2007, 2006 and 2005, five suppliers accounted for approximately 86%, 66%, and 73% of the Company’s purchases, respectively. At December 31, 2007 and 2006, the accounts payable to these five suppliers were approximately $0 and $2,010,706, respectively. Management believes that other suppliers could provide raw materials on comparable terms.

9. VALUE ADDED TAX PAYABLE

Tax payable mainly consisted of value added tax payable of $125,015 for the year ended December 31, 2007. For the year ended December 31, 2006, it consisted of the value added tax in the amount of $744,666.

10. OTHER PAYABLE

Other payable mainly consisted of payable for the loan from Ningxia Yuanshun Petrochemical Company. Ningxia Yuanshun Petrochemical Company got this loan with the same amount from Redsky Industrial which was included in prepaid expenses. For the years ended December 31, 2007 and 2006, the other payable were $3,165,677 and $282,638, respectively.

11. INCOME TAXES

During the years ended December 31, 2007, 2006 and 2005, Baorun Industrial obtained approval from the PRC tax authority for the exemption of income taxes.

Despite the income tax exemption of Baorun Industrial, the Company is governed by the income tax law of the PRC concerning private-run enterprises, which are generally subject to tax at a statutory rate of 33% on income reported in the statutory financial statements after appropriated tax adjustments.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31,

	2007	2006	2005

US statutory rates	34%	34%	34%
Tax rate difference	(1)%	(1)%	(1)%
Effect of tax holiday	(33)%	(33)%	(33)%
Valuation allowance	-	-	-

Tax per financial statements	-	-	-

The following table gives the unaudited proforma financial impact had the PRC taxes not been abated.

	Years ended December 31,
	2007	2006	2005
	(unaudited)	(unaudited)	(unaudited)
Net income before income taxes	$8,579,565	$5,343,579	$4,141,087
Tax provision	3,099,930	1,763,381	1,366,559
Net income	$5,479,635	$3,580,198	$2,774,528

12. LOAN PAYABLE

The Company is obligated under a short term loan from a commercial bank in the PRC for the amount of $1,370,877 (RMB10,000,000). This loan was entered into on August 31, 2007 and matures on August 30, 2008. The principal will be repaid at maturity and the interest is payable quarterly at the rate of 8.073% per annum. This loan is guaranteed by Xi’an City Economic & Technology Investment Guarantee Co., Ltd. The Company paid them the guarantee fee of 2% of the loan principal and pledged the Company’s diesel equipment as collateral for the guarantee.

Notes Payable – Trade / Related Party

The Company, on occasion, satisfies the payment of their accounts payable, through the issuance of notes payable with certain vendors. These notes are issued by the Company's bank. These notes are usually of a short term nature, approximately three to six months in length. They do not bear interest and are paid by the company's bank to the vendors upon presentation to the Company's bank on the date of maturity. Total notes payable as of December 31, 2007 and 2006 were approximately $0 and $1,282,000, respectively.

13. LONG-TERM LIABILITIES

Long-term liabilities are the loans payable for the acquisition of automobiles. On September 27, 2006 the Company entered into a three years note payable for approximately $100,000. This note is collateralized by the car with an annualized interest rate of 6.3%. At December 31, 2007 and 2006, the outstanding loan balance for this car was $70,325 and $98,532, respectively.

In February, 2007, the Company entered into another two notes payable for the acquisition of two automobiles. One is a two years note for the loan amount of approximately $25,500 with 7.56% interest rate per annum. The other one is a two years note for the loan amount of $19,800 with 7.56% annual interest rate. At December 31, 2007, the outstanding loan balances for these two automobiles were $17,229 and $13,388, respectively. At December 31, 2007, $67,287 of the total outstanding loan balance has been reclassified to current portion of the liabilities that are payable within one year.

14. COMMITMENTS

Employee Agreements

The Company entered into an employment agreement with Mr. Gao Xincheng to employ him as the Chairman, effective as of October 23, 2007. The current term of the agreement expires on October 22, 2010, but is renewable upon agreement by the parties to the agreement, unless earlier terminated by either party. Mr. Gao's base monthly salary is $800. The Company pays premiums for Mr. Gao for social insurance schemes such as Pension, Unemployment, Medical Insurance, etc., in accordance with relevant PRC laws and regulations. The Company has the right to adjust the salary and welfare of Mr. Gao. In connection with this agreement, Mr. Gao also executed a Confidentiality and Non-competition Agreement with the Company.

The Company entered into an employment agreement with Ms. Li Gaihong to employ her as the Chief Financial Officer, effective as of October 23, 2007. The current term of the agreement expires on October 22, 2010, but is renewable upon agreement by the parties to the agreement, unless earlier terminated by either party. Ms. Li's base monthly salary is $500. The Company pays premiums for Ms. Li for social insurance schemes such as Pension, Unemployment, Medical Insurance, etc. in accordance with relevant PRC laws and regulations. The Company has the right to adjust the salary and welfare of Ms. Li. In connection with this agreement, Ms. Li also executed a Confidentiality and Non-competition Agreement with the Company.

The Company leases one oil storage facility under a long term, non-cancelable, and renewable operating lease agreement expiring on June 30, 2008.

The Company leases another two oil storage facilities under one year, non-cancelable, and renewable operating lease agreements expiring on December 31, 2007. One lease agreement has been renewed for one year with expiration date on December 31, 2008. The other lease agreement has been terminated pursuant to its terms. The Company entered into a new one year, non-cancelable and renewable lease agreement for a new oil storage facility with an expiration date on December 31, 2008.

During 2007, the Company leased one gas station for operation under a long-term, non-cancelable operating lease agreement with an expiration date of December 31, 2027. This lease is classified as an operating lease.

These non-cancelable operating lease agreements require that the Company pay certain operating expenses applicable to the leased premises. Future minimum rental payments required under these operating leases are as follows:

Year Ending December 31,	Amount

2008	$175,000
2009	20,000
2010	20,000
2011	20,000
2012	20,000

Total	$255,000

Total rent expense for the years ended December 31, 2007, 2006, and 2005 amounted to $173,386, $92,997 and $170,289, respectively.

15. STATUTORY RESERVES

Pursuant to the new corporate law of the PRC effective January 1, 2006, the Company is now only required to maintain one statutory reserve by appropriating from its after-tax profit before declaration or payment of dividends. The statutory reserve represents restricted retained earnings.

Surplus reserve fund

The Company is now only required to transfer 10% of its net income, as determined under PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. The Company transferred $940,656, $534,358 and $445,699 to this reserve for years 2007, 2006 and 2005, respectively.

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing stockholders in proportion to their stockholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Common welfare fund

Common welfare fund is a voluntary fund that the Company can elect to transfer 5% to 10% of its net income to this fund. The Company did not make any contribution to this fund for any of the years ended December 31, 2007, 2006 and 2005.

This fund can only be utilized on capital items for the collective benefit of the Company’s employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable except upon liquidation.

Pursuant to the “Circular of the Ministry of Finance (MOF) on the Issue of Corporate Financial Management after the Corporate Law Enforced” (No.67 [2006]), effective on April 1, 2006, issued by the MOF, companies transferred the balance of SCWF (Statutory Common Welfare Fund) as of December 31, 2005 to Statutory Surplus Reserve. Any deficit in the SCWF was charged in turn to Statutory Surplus Reserve, additional paid-in capital and undistributed profit of previous years. If a deficit still remains, it should be transferred to retained earnings and be reduced to zero by a transfer from after tax profit of following years. At December 31, 2005, the Company did not have a deficit in the SCWF.

16. STOCKHOLDERS’ EQUITY

Reverse Merger

On October 23, 2007, the Company entered into a Share Exchange Agreement with Baorun Group, its shareholders Redsky Group Limited, Princeton Capital Group LLP and Castle Bison, Inc. and Stallion Ventures, LLC, the Company’s then principal stockholders. Pursuant to the terms of the Share Exchange Agreement, Redsky Group and Princeton Capital Group transferred all of their shares constituting 100% of the issued and outstanding ordinary shares of Baorun Group in exchange for the issuance of 22,454,545 shares of the Company’s common stock to Redsky Group and 1,500,000 shares of the Company’s common stock to Princeton Capital Group. As a result of this share exchange, Baorun Group became a wholly-owned subsidiary of the Company, and Redsky Group and Princeton Capital Group acquired an aggregate of approximately 94.11% of the Company’s outstanding common stock. The total shares of the Company’s common stock issued in the share exchange were 23,954,545. They are accounted for as if they have been outstanding for all periods presented in the financial statements. This transaction is referred to as a reverse acquisition, or merger, under the purchase method for business combinations, and accordingly the transaction has been treated as a recapitalization of Baorun Group. Under the Share Exchange Agreement, Baorun Group is considered the accounting acquirer and the Company is the accounting acquiree. Prior to the reverse merger, the Company had 1,500,000 shares of common stock outstanding. These shares are referred to in the Company’s statement of stockholders’ equity as a recapitalization on reverse acquisition. Prior to the reverse merger, both Baorun Group and Redsky Group had limited activities and assets and no liabilities.

At the same time, Redsky Industrial, a WFOE subsidiary of Baorun Group in the PRC, executed a series of exclusive contractual agreements with Baorun Industrial. These contractual agreements allow Redsky Industrial to, among other things, secure significant rights to influence Baorun Industrial’s business operations, policies and management, approve all matters requiring shareholder approval, and the right to include 100% of net income earned by Baorun Industrial as part of our Consolidated Financial Statements.

We have determined a variable interest entity has been created in accordance with FASB Interpretations - FIN 46(R): Consolidation of Variable Interest Entities (as amended) (“FIN 46 (R)”). Under FIN 46 (R), as a result of the contractual arrangements between Redsky Industrial and Baorun Industrial and the Exchange Agreement, Baorun Industrial is presented as our consolidated subsidiary.

Series A Convertible Preferred Stock with Series A-1 and Series A-2 warrants Issued for Cash

Concurrently with the share exchange, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with one accredited investor for the sale of securities consisting of (i) 1,000,000 shares of the Company’s Series A convertible preferred stock, (ii) a series A-1 warrant to purchase 3,409,091 shares of the Company’s common stock at an exercise price of US$3.00 per share, and (iii) a Series A-2 warrant to purchase 2,272,728 shares of the Company’s common at an exercise price of US$4.40 per share (the Series A-1 and Series A-2 warrants, collectively the “Warrants”), for aggregate gross proceeds equal to $10,000,000. Net proceeds of $9,774,993 have been received by the Company.

Each share of preferred stock is convertible into a number of fully paid and non-assessable shares of common stock equal to the quotient of the liquidation preference amount per share of preferred stock, or $10.00, divided by the conversion price, which initially is $2.20 per share, subject to certain adjustments, or approximately 4,545,455 shares of common stock if all 1,000,000 shares of preferred stock converted. No dividend is declared during the year.

Deemed dividend allocated to warrants is $1,585,631. The value of warrants mentioned was determined by allocation of principal using the Black-Scholes pricing model with the following assumptions: discount rate - 1.37%; dividend yield - 0%; expected volatility - 30% and term of 5 years. Additionally, the Company recorded $1,812,903 as dividend from beneficial conversion, which reflects the difference between the fair market price and effective conversion rate. Pursuant to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27, “Application of Issue No. 98-5 in Certain Convertible Instruments,” the total value of $3,398 534 was recorded as a deemed dividend.

17. OPERATING RISK

(a) Country risk

Currently, the Company’s revenues are mainly derived from sale of oil products in the PRC. The Company hopes to expand its operations in the PRC, but, such expansion has not been commenced and there are no assurances that the Company will be able to achieve such an expansion successfully. Therefore, a downturn or stagnation in the economic environment of the PRC could have a material adverse effect on the Company’s financial condition.

(b) Products risk

The Company competes with larger companies that have greater funds available for expansion, marketing, research and development and the ability to attract more qualified personnel. There can be no assurance that the Company will remain competitive with larger competitors.

(c) Exchange risk

The Company cannot guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of a fluctuating exchange rate actually post higher or lower profit depending on the exchange rate of Chinese Renminbi (RMB) converted to U.S. dollars on that date. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

(d) Political risk

Currently, the PRC is in a period of growth and is openly promoting business development in order to bring more business into the PRC. Additionally, the PRC allows a Chinese corporation to be owned by a United States corporation. If the laws or regulations are changed by the PRC government, the Company’s ability to operate in the PRC could be affected.

(e) Key personnel risk

The Company’s future success depends on the continued services of executive management in China. The loss of any of their services would be detrimental to the Company and could have an adverse effect on business development. The Company does not currently maintain key-person insurance on their lives. Future success is also dependent on the ability to identify, hire, train and retain other qualified managerial and other employees. Competition for these individuals is intense and increasing.

(f) Late filing risk

If the Company does not timely file and have declared effective the registration statement to register the shares being offered by the selling stockholders, the Company will be subject to liquidated damages in the amount of 0.75% of the purchase price of the securities being registered, per month, subject to a maximum limit of 7.5%.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

2,844,174 Shares

Common Stock

CHINA BIO ENERGY
HOLDING GROUP CO., LTD.

Preliminary
Prospectus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the common stock being registered. All amounts other than the SEC registration fee are estimates.

SEC Registration Fee	$371.71

Printing and Engraving Expenses	-0-

Legal Fees and Expenses	100,000

Accounting Fees and Expenses	6,000

Miscellaneous	-0-

Total	$106,371,71

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The Certificate of Incorporation and By-Laws of the Registrant provide that the registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL, relating to indemnification, is hereby incorporated herein by reference.

In accordance with Section 102(a)(7) of the DGCL, the Certificate of Incorporation of the registrant eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(a)(7).

In addition, the registrant currently maintains an officers’ and directors’ liability insurance policy which insures, Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

The following private placements of the Company’s securities were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and/or, Rule 506 of Regulation D promulgated under the Securities Act. The Company did not use underwriters in any of the following private placements.

On October 23, 2007, we consummated a private sale of our securities to one accredited investor, consisting of 1,000,000 shares of our Series A Convertible Stock, a Series A-1 warrant to purchase 3,409,091 shares of our common stock at an exercise price of US$3.00 per share and a Series A-2 warrant to purchase 2,272,728 shares of our common stock at an exercise price of US$4.40 per share, for aggregate gross proceeds equal to $10,000,000.

On August 10, 2007, we completed the private placement of 450,000 units to accredited investors, which resulted in gross proceeds to the Company of $75,000 Each unit consisted of one share of common stock and a warrant to purchase one additional share of common stock. The warrants were subsequently cancelled.

On March 23, 2007, we issued 20,000 shares of our common stock to our chief financial officer as payment of accrued compensation in the amount of $2,600.

On March 20, 2007, we issued 6,300,000 shares of our common stock to eight shareholders upon conversion of 63,000 shares of preferred stock.

On November 3, 2006, we completed the sale of 225,000 shares of authorized, previously unissued Series A Convertible Preferred Stock for gross cash proceeds of $123,750 or $0.55 per share to accredited investors.

On March 9, 2006, we issued an aggregate of 460,000 restricted shares of our common stock, par value $.001 per share, to five accredited investors in exchange for promissory notes in the aggregate principal amount of $230,000 issued to such investors during 2003 by our formerly wholly-owned subsidiary, Advanced Imaging Systems, LLC, in accordance with the terms of such notes.

On September 21, 2005 and February 24, 2006, we issued 210,000 and 400,000 restricted shares, respectively, of our common stock, par value $.001 per share, to five accredited investors in exchange for promissory notes in the aggregate principal amount of $305,000 issued to such investors during 2003 by our formerly wholly-owned subsidiary, Advanced Imaging Systems, LLC, in accordance with the terms of such notes.

On July 29, 2005, we sold an aggregate of 225,000 restricted shares of our common stock, par value $.001 per share, to three accredited investors, and on August 9, 2005, we sold 80,000 restricted shares of our common stock to an accredited investor in private transactions pursuant to subscription agreements between each such investor and us. The investors paid $.10 per share, for aggregate gross proceeds of $30,500. These sales were the first and second closing of a private placement of up to 1,500,000 restricted shares of our common stock authorized by our board of directors.

Item 16. Exhibits and Financial Statement Schedules

EXHIBITS

The following exhibits are filed as part of this registration statement:

EXHIBIT NUMBER	DESCRIPTION
2.1	Share Exchange Agreement dated as of October 23, 2007. (1)
2.2	Agreement and Plan of Merger, dated November 15, 2007. (2)
3.1	Certificate of Correction filed on July 24, 2007. (3)
3.1	Certificate of Amendment filed on June 11, 2007. (4)
3.1	Articles of Incorporation. (5)
3.1	Certificate of Amendment to Articles of Incorporation. (6)
3.1	Certificate of Ownership and Merger, dated November 15, 2007. (2)
3.1*	Certificate of Incorporation of China Bio Energy Holding Group Co., Ltd.
3.2	By-laws. (5)
4.1	Form of Warrant. (1)
4.2	Amended and Restated Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock. (1)
5.1*	Opinion of Loeb & Loeb regarding legality of the securities.
10.1	Securities Purchase Agreement, dated as of October 23, 2007. (1)
10.2	Insider Registration Rights Agreement, dated as of October 23, 2007. (1)
10.3	Financing Registration Rights Agreement, dated as of October 23, 2007. (1)

10.4	Share Escrow Agreement, dated as of October 23, 2007. (1)
10.5	Pubic Relations Escrow Agreement, Dated as of October 23, 2007. (1)
10.6*	Exclusive Business Cooperation Agreement by and between Redsky China and Xi’an Baorun , dated as of October 19, 2007.
10.7*	Exclusive Option Agreement by and between Gao Xincheng and Xi’an Baorun, dated as of October 19, 2007.
10.8*	Exclusive Option Agreement by and between Gao Huiling and Xi’an Baorun, dated as of October 19, 2007.
10.9*	Exclusive Option Agreement by and between Liu Yunlong and Xi’an Baorun, dated as of October 19, 2007.
10.10*	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun and Gao Xincheng, dated as of October 19, 2007.
10.11*	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun and Gao Huiling, dated as of October 19, 2007.
10.12*	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun and Liu Yunlong, dated as of October 19, 2007.
10.13*	Incentive Option Agreement by and between Redsky and Gao Xincheng, dated as of October 19, 2007.
10.14	Power of Attorney of Gao Xincheng. (7)
10.15	Power of Attorney of Gao Huiling. (7)
10.16	Power of Attorney of Liu Yunlong. (7)
10.17	Nominee Letter between Redsky China and Gao Xincheng. (7)
10.18	Nominee Letter between Redsky China and Gao Huiling. (7)
10.19	Nominee Letter between Redsky China and Liu Yunlong. (7)
10.20	Employment Agreement between Baorun Industrial and Gao Xincheng, dated as of October 23, 2007. (7)
10.21	Employment Agreement between Baorun Industrial and Li Gaihong, dated as of October 23, 2007. (7)
10.22	Employment Agreement between Baorun Industrial and Chen Jun, dated as of October 23, 2007. (7)
10.23	Amendment to Exclusive Business Cooperation Agreement, dated March 24, 2008. (7)
10.24	Sales Contract of Finished Oil by and between Chuan Yu Branch of China Petroleum & Chemical Sales Corporation and Baorun Industrial, dated as of January 10, 2007. (7)
10.25	Finished Oil Sales Contract by and between Sales Company of Shaanxi Yanchang Petroleum Oil (Group) Co., Ltd. and Baorun Industrial, dated as of January 10, 2007. (7)
10.26	Sales Contract of Finished Oil by and between Shangdong Jin Cheng Petrochemical Group Co. Ltd. and Baorun Industrial, dated January 10, 2007. (7)
10.27	Sales Contract of Finished Oil Zibo City Lin Zi Lu Hua Refined Chemicals Co., Ltd. and Baorun Industrial, dated November 28, 2006. (7)
10.28	Sales Contract of Finished Oil by and between Hubei Hong Xin Petrochemical Industrial Co., Ltd. and Baorun Industrial, dated September 16, 2006. (7)
10.29	Sales Contract of Finished Oil by and between Shouguang City Lian Meng Petroleum & Chemical Co., Ltd. and Baorun Industrial, dated as of May 10, 2005. (7)
14	Code of Business Conduct and Ethics. (7)
21*	List of Subsidiaries.
23.1+	Consent of Sherb & Co., LLP.
23.2*	Consent of Loeb & Loeb LLP (included in the opinion filed as Exhibit 5.1).

_______________
+ Filed herewith.
* Previously filed.

(1)	Incorporated by reference to the Company’s Form 8-K filed on October 29, 2007.
(2)	Incorporated by reference to the Company’s Form 8-K filed on November 23, 2007.
(3)	Incorporated by reference to the Company’s Form 10-QSB filed on November 13, 2007.
(4)	Incorporated by reference to the Company’s Form 10-QSB filed on August 3, 2007.

(5)	Incorporated by reference to the Company’s Registration Statement on Form 10-SB.
(6)	Incorporated by reference to the Company’s Definitive Information Statement filed on September 19, 2003.
(7)	Incorporated by reference to the Company’s Form 10-K filed on March 31, 2008.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this registration statement:

(i)   to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 3 to Form S-1 and has authorized this Amendment No. 3 to Form S-1 to be signed on its behalf by the undersigned in the City of Xi’an, People’s Republic of China, on May 9, 2008.

CHINA BIO ENERGY HOLDING GROUP CO., LTD.

By:	/s/ Gao Xincheng
Name: Gao Xincheng

Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Gao Xincheng	Chairman, Chief Executive Officer and President	May 9, 2008
Gao Xincheng	(Principal Executive Officer)

/s/ Li Gaihong	Chief Financial Officer (Principal Financial Officer)	May 9, 2008
Li Gaihong	and Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
2.1	Share Exchange Agreement dated as of October 23, 2007. (1)
2.2	Agreement and Plan of Merger, dated November 15, 2007. (2)
3.1	Certificate of Correction filed on July 24, 2007. (3)
3.1	Certificate of Amendment filed on June 11, 2007. (4)
3.1	Articles of Incorporation. (5)
3.1	Certificate of Amendment to Articles of Incorporation. (6)
3.1	Certificate of Ownership and Merger, dated November 15, 2007. (2)
3.1 *	Certificate of Incorporation of China Bio Energy Holding Group Co., Ltd.
3.2	By-laws. (5)
4.1	Form of Warrant. (1)
4.2	Amended and Restated Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock. (1)
5.1*	Opinion of Loeb & Loeb regarding legality of the securities.
10.1	Securities Purchase Agreement, dated as of October 23, 2007. (1)
10.2	Insider Registration Rights Agreement, dated as of October 23, 2007. (1)
10.3	Financing Registration Rights Agreement, dated as of October 23, 2007. (1)
10.4	Share Escrow Agreement, dated as of October 23, 2007. (1)
10.5	Pubic Relations Escrow Agreement, Dated as of October 23, 2007. (1)
10.6*	Exclusive Business Cooperation Agreement by and between Redsky China and Xi’an Baorun , dated as of October 19, 2007.
10.7*	Exclusive Option Agreement by and between Gao Xincheng and Xi’an Baorun, dated as of October 19, 2007.
10.8*	Exclusive Option Agreement by and between Gao Huiling and Xi’an Baorun, dated as of October 19, 2007.
10.9*	Exclusive Option Agreement by and between Liu Yunlong and Xi’an Baorun, dated as of October 19, 2007.
10.10*	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun and Gao Xincheng, dated as of October 19, 2007.
10.11*	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun and Gao Huiling, dated as of October 19, 2007.
10.12*	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun and Liu Yunlong, dated as of October 19, 2007.
10.13*	Incentive Option Agreement by and between Redsky and Gao Xincheng, dated as of October 19, 2007.
10.14	Power of Attorney of Gao Xincheng. (7)
10.15	Power of Attorney of Gao Huiling. (7)
10.16	Power of Attorney of Liu Yunlong. (7)
10.17	Nominee Letter between Redsky China and Gao Xincheng. (7)
10.18	Nominee Letter between Redsky China and Gao Huiling. (7)
10.19	Nominee Letter between Redsky China and Liu Yunlong. (7)
10.20	Employment Agreement between Baorun Industrial and Gao Xincheng, dated as of October 23, 2007. (7)
10.21	Employment Agreement between Baorun Industrial and Li Gaihong, dated as of October 23, 2007. (7)
10.22	Employment Agreement between Baorun Industrial and Chen Jun, dated as of October 23, 2007. (7)
10.23	Amendment to Exclusive Business Cooperation Agreement, dated March 24, 2008. (7)
10.24	Sales Contract of Finished Oil by and between Chuan Yu Branch of China Petroleum & Chemical Sales Corporation and Baorun Industrial, dated as of January 10, 2007. (7)
10.25	Finished Oil Sales Contract by and between Sales Company of Shaanxi Yanchang Petroleum Oil (Group) Co., Ltd. and Baorun Industrial, dated as of January 10, 2007. (7)

10.26	Sales Contract of Finished Oil by and between Shangdong Jin Cheng Petrochemical Group Co. Ltd. and Baorun Industrial, dated January 10, 2007. (7)
10.27	Sales Contract of Finished Oil Zibo City Lin Zi Lu Hua Refined Chemicals Co., Ltd. and Baorun Industrial, dated November 28, 2006. (7)
10.28	Sales Contract of Finished Oil by and between Hubei Hong Xin Petrochemical Industrial Co., Ltd. and Baorun Industrial, dated September 16, 2006. (7)
10.29	Sales Contract of Finished Oil by and between Shouguang City Lian Meng Petroleum & Chemical Co., Ltd. and Baorun Industrial, dated as of May 10, 2005. (7)
14	Code of Business Conduct and Ethics. (7)
21*	List of Subsidiaries.
23.1+	Consent of Sherb & Co., LLP.
23.2*	Consent of Loeb & Loeb LLP (included in the opinion filed as Exhibit 5.1).

________________
+ Filed herewith.
* Previously filed.

(1)	Incorporated by reference to the Company’s Form 8-K filed on October 29, 2007.
(2)	Incorporated by reference to the Company’s Form 8-K filed on November 23, 2007.
(3)	Incorporated by reference to the Company’s Form 10-QSB filed on November 13, 2007.
(4)	Incorporated by reference to the Company’s Form 10-QSB filed on August 3, 2007.
(5)	Incorporated by reference to the Company’s Registration Statement on Form 10-SB.
(6)	Incorporated by reference to the Company’s Definitive Information Statement filed on September 19, 2003.
(7)	Incorporated by reference to the Company’s Form 10--K filed on March 31, 2008.